02041674

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

P.E.
6-3-02

of the Securities Exchange Act of 1934

For the Month of June, 2002

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant's Name into English)

3 Azrieli Center
The Triangle Building, 42nd floor
Tel, Aviv 67023
Israel

(Address of Principal Corporate Offices)

Attached hereto and incorporated by reference herein is the Registrant's (1) Press Release announcing that Elron's General Meeting of Shareholders will be held on July 3, 2002; (2) Notice of Annual Meeting and Proxy Statement; and (3) Annual Report for 2001.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD
(Registrant)

By: ______________________
Richard H. Gilden for Ami Erel,
pursuant to power of attorney

Dated: June 13, 2002

ELRON ELECTRONIC INDUSTRIES LTD.

-FOR IMMEDIATE RELEASE-

ELRON'S ANNUAL GENERAL MEETING OF SHAREHOLDERS WILL BE HELD ON JULY 3, 2002

Tel Aviv, June 2 , 2002– Elron Electronic Industries Ltd. (NASDAQ:ELRN) will hold its Annual General Meeting of Shareholders on July 3, 2002.

The following issues will be brought before the shareholders:

(1) to elect seven (7) directors to the Board of Directors of the Company;

(2) to approve the compensation of the directors of the Company as a group for 2002;

(3) to appoint Luboshitz Kasierer, Member Firm Of Ernst & Young International as the Company's auditors until the Company's next annual general meeting and to authorize the Board of Directors to determine the audit fees;

(4) to receive and consider the Auditors' Report, the Directors' Report and the Financial Statements of the Company for each of the fiscal years ended on December 31, 2000 and December 31, 2001; and

(5) to transact such other business as may properly come before the annual general meeting or any adjournment thereof.

Shareholders on record at the close of business on June 3, 2002 shall be entitled to notice of, and to vote at, the shareholders meeting. The Company expects to deliver a detailed notice and proxy statement to the shareholders on or about June 5, 2002.

Elron Electronic Industries Ltd. is a multinational high technology holding company based in Israel. Through affiliates, Elron is engaged with a group of high technology operating companies in the fields of advanced defense electronics, communication, software, information technology, Medical devices and semiconductors. For further information, visit http://www.elron.com

Contact: Doron Birger - Elron Electronic Industries Ltd. - Tel. 972-3-6075555
doron@elron.net

Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges Investors to consider.

ELRON ELECTRONIC INDUSTRIES LTD.

Tel-Aviv, June 5, 2002

Dear Shareholder:

You are cordially invited to attend the Company's Annual General Meeting ("AGM") of Shareholders to be held at 3:00 p.m., on July 3, 2002, at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel. At this meeting you will be asked:

(1) to elect seven (7) directors to the Board of Directors of the Company;

(2) to approve the compensation of the directors of the Company as a group for the fiscal year 2002;

(3) to appoint Luboshitz Kasierer, Member Firm Of Ernst & Young International as the Company's auditors until the Company's next annual general meeting and to authorize the Board of Directors to determine the audit fees;

(4) to receive and consider the Auditors' Report, the Directors' Report and the Financial Statements of the Company for each of the fiscal years ended on December 31, 2000 and December 31, 2001; and

(5) to transact such other business as may properly come before the AGM or any adjournment thereof.

For the reasons set forth in the accompanying Proxy Statement, the Board of Directors unanimously recommends that you vote "FOR" the resolutions, specified on the enclosed form of proxy.

We look forward to greeting those shareholders present at the meeting personally; however, whether or not you plan to be with us at the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided, at your earliest convenience, that the proxy is received at the Company's offices no later than forty-eight hours before the meeting.

Thank you for your cooperation.

Very truly yours,

AMI EREL
Chairman of the Board of Directors

DORON BIRGER
President

ELRON ELECTRONIC INDUSTRIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Tel-Aviv, Israel
June 5, 2002

Notice is hereby given that an Annual General Meeting of Shareholders (the "Meeting" or the "AGM") of Elron Electronic Industries Ltd. (the "Company") will be held at the Company's offices at 3 Azrieli Center, the Triangle Building, 42nd Floor, Tel-Aviv, Israel, at 3:00 p.m. on July 3, 2002.

In the Meeting the following issues will be brought before the shareholders:

(1) to elect seven (7) directors to the Board of Directors of the Company;

(2) to approve the compensation of the directors of the Company as a group for the fiscal year 2002;

(3) to appoint Luboshitz Kasierer, Member Firm Of Ernst & Young International as the Company's auditors until the Company's next annual general meeting and to authorize the Board of Directors to determine the audit fees;

(4) to receive and consider the Auditors' Report, the Directors' Report and the Financial Statements of the Company for each of the fiscal years ended on December 31, 2000 and December 31, 2001; and

(5) to transact such other business as may properly come before the AGM or any adjournment thereof.

Shareholders of record at the close of business on June 3, 2002 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who are unable to attend the Meeting in person are kindly requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. The Company must receive proxies at its office by 3:00 p.m., Israel time, on July 1, 2002. Shareholders may revoke their proxies by providing written notice to Elron no later than 48 hours prior to the Meeting. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 67 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose, seniority will be determined by the order in which the names are listed in the Register of Shareholders.

By Order of the Board of Directors,

AMI EREL
Chairman of the Board of Directors

DORON BIRGER
President

ELRON ELECTRONIC INDUSTRIES LTD.

3 Azrieli Center
The Triangle Building, 42nd Floor
Tel-Aviv, Israel

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value (the "Ordinary Shares"), of Elron Electronic Industries Ltd. (the "Company" or "Elron") in connection with the solicitation by the Board of Directors of the Company of proxies for use at an Annual Meeting of Shareholders (the "Annual Meeting", the "Meeting" or the "AGM") to be held on July 3, 2002, at 3:00 p.m., or at any adjournment thereof, pursuant to the accompanying Notice of Annual Meeting of Shareholders.

It is proposed that at the Meeting, the Shareholders approve the following resolutions: (1) to elect seven (7) directors to the Board of Directors of the Company; (2) to approve the compensation of the directors of the Company as a group for the fiscal year 2002; (3) to appoint Luboshitz Kasierer, Member Firm Of Ernst & Young International as the Company's auditors until the Company's next annual general meeting and to authorize the Board of Directors to determine the audit fees; (4) to receive and consider the Auditors' Report, the Directors' Report and the Financial Statements of the Company for each of the fiscal years ended on December 31, 2000 and December 31, 2001; and (5) to transact such other business as may properly come before the AGM or any adjournment thereof.

The Company is unaware at this time of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof, by filing with the Company a written notice of revocation or a duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy properly executed and received by the Company at least 48 hours prior to the Meeting will be voted in favor of all the matters to be presented at the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be considered to have been voted. Although abstentions are taken into account to determine if a quorum is present, broker non-votes are not.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on June 3, 2002 will be entitled to a notice of and to vote at the Meeting. Proxies are being mailed to shareholders on or about June 5, 2002 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, fax or other personal contact. The Company will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On May 23, 2002, the Company had issued and outstanding 29,093,108 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. No less than two shareholders holding one-third of the outstanding Ordinary Shares, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of May 23, 2002, the number of Ordinary Shares owned by (i) all shareholders known to Elron to own more than 5% of Elron's Ordinary Shares and (ii) all Directors and officers as a group:

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Discount Investment Corporation Ltd. ("DIC")(1) .... 3 Azrieli Center, 43rd Floor Tel Aviv 67023, Israel	11,240,232	38.64%
Bank Hapoalim Group .... Tel Aviv, Israel	1,595,273	5.48%
Bank Leumi Group.................................. Tel Aviv, Israel	2,374,704	8.16%
Clal Insurance Group(2) .... Tel Aviv, Israel	402,757	1.38%
All directors and officers as a group*	53,635	0.18%

* Includes options exercisable within 60 days of May 23, 2002.

(1) IDB Holding Corporation Ltd. ("IDBH") is the parent of IDB Development Corporation Ltd. ("IDBD"), which, in turn, is the parent of DIC. IDBH, IDBD and DIC are public companies traded on the Tel Aviv Stock Exchange.

The Recanati family holds through three private companies, namely Israel Financial Holdings Ltd. ("IFH"), Israel Investment and Finance Corporation Ltd. ("IIFC") and Financial Holdings El-Yam (Hamigdal) Ltd. ("Hamigdal") (the "Private Companies"), approximately 51.7% of the outstanding share capital and the voting rights of IDBH. The Private Companies may be deemed to be controlled by Leon Y. Recanati, Oudi Recanati, Judith Yovel Recanati and Elaine Recanati. Leon Y. Recanati is Chairperson and Chief Executive Officer of IDBH, Chairperson of IDBD, and Chairperson of DIC.

These persons may be deemed to share the power to vote and dispose of Elron's shares owned by DIC.

On 23 May, 2002, the Private Companies signed an agreement to sell their approximately 51.7% of the share capital of IDBH to a group comprising Ganden Holdings Ltd. and Ganden Investments IDB Ltd., Maskit-Man Ltd. (a company owned by the Yitzhak and Ruth Manor family) and Avraham Livnat Investments (2002) Ltd. The agreement is subject to the fulfillment of conditions precedent and to the receipt of various approvals, including approvals by general meetings of the shareholders of the Private Companies, and to approvals required by law. The agreement also contains various provisions that make it possible for the Private Companies and the purchasers to cancel the agreement.

Members of the Carasso family together have approximately a 16.1% equity interest and a 10.9% voting interest in IDBH through direct holdings in IIFC and indirect holdings in Hamigdal. The Carasso family holdings are held almost entirely in the name of Moise Carasso Sons Ltd., which is controlled by four family companies that are beneficially owned by Maccabi Carasso, Yoel Carasso, Zipporah Mizrahi Carasso, Ariel Carasso, Yonit Goldstein Carasso, Orly Hoshen Carasso, Sarah Buton Carasso, Edna Oz Carasso and Moshe Carasso. Those shares that are not held in the name of Moise Carasso Sons Ltd. are held by the above family members.

GS Star Holding Inc., the shareholders of which consist of investment funds that are affiliates of Goldman Sachs Group L.P, and the directors of which are officers of the Goldman Sachs group, owns approximately 9.5% of the outstanding shares and voting rights of IDBH. Companies affiliated with Mr. Eliezer Fishman own approximately 5.3% of the outstanding shares and the voting rights of IDBH. The remaining shares of IDBH are held by mutual and/or provident funds controlled by Bank Leumi le'Israel B.M. (6.0% as of May 8, 2002), mutual and/or provident funds controlled by Bank Hapoalim Ltd. (5.45% as of May 8, 2002) and the public.

(2) The Clal Insurance Group made up of Clal Insurance Enterprises Holdings Ltd. and its subsidiaries, is deemed to be one of our major shareholders as Clal Insurance Enterprises Holdings Ltd. is majority-owned by IDBD which is the parent company of DIC, which in turn is our parent company.

ITEM 1—ELECTION OF DIRECTORS

The Board of Directors has nominated the seven (7) directors of the Company named and described below to be elected as directors. All of said individuals currently serve as directors of the Company. These directors, together with two independent directors, Prof. Ilan Meshoulam and Prof. Daniel Sipper, shall constitute the entire Board of Directors.

Duly executed proxies (other than those directing the proxy holders not to vote for all or certain of the listed nominees) will be voted for the election of each of the seven (7) nominees, to hold office until the next annual general meeting of shareholders and until his or her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board pursuant to the terms of the Articles of Association of the Company or the Companies Law. The Company is unaware of any reason why any of the nominees, if elected, should not be able to serve as a director.

If any of the nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their judgment.

The nominees, the year in which each first became a director, their age and the number of Ordinary Shares of the Company beneficially owned by each on May 13, 2002 are as follows:

Nominee	Year First Became A Director	Age	Beneficial Ownership of Ordinary Shares and Options on May 13, 2002
Ami Erel	1999	55	77,487
Avraham Asheri(1)	1999	64	0
Dr. Chen Barir	1999	43	0
Lenny Recanati	1992	48	0
Michael F. Kaufmann	1999	58	0
Ziv Leitman	2000	43	0
Itzhak Ravid	2000	47	0

(1) Member of the Audit Committee of the Board of Directors (the "Audit Committee").

Ami Erel has served as the Chairman of the Board of Directors of the Company since November 1999 and served as Chief Executive Officer of the Company from November 1999 to December 2001. Mr. Erel has served as President of DIC since June 1, 2001. Mr. Erel is also a director of Property and Building Corporation Ltd. and Super-Sol Ltd. as well as the Chairman or member of the board of other companies in the DIC group and the Elron group. Mr Erel is also Chairman of Given Imaging Ltd. From 1997 to 1999, Mr. Erel served as President and Chief Executive Officer of Bezeq-The Israel Telecommunications Corp. Ltd. From 1997 to 1998, he was Chairman of the board of directors of PelePhone Communications Ltd. From 1993 to 1997, he served as Chief Executive Officer and director of ForSoft Ltd. and as a director of its subsidiaries. From 1990 to 1997, he served as Chief Executive Officer and director of F.C.T. Formula Computer Technologies Ltd. and as director of its subsidiaries. In January 2000, Mr. Erel was elected as Chairman of the board of Israel Association of Electronics & Information Industries. Mr. Erel holds a B.Sc. in electrical engineering from the Technion, Israel Institute of Technology.

Avraham Asheri serves as the Chairman of the Company's Audit Committee. He is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Kardan Nadlan Ltd., ISAL Amlat Investments (1993) Ltd., Meditor Pharmaceuticals Ltd., Elbit Systems Ltd. and Scitex Corporation Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank from November 1991 until July 1998. Prior to joining Israel Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in Israel and abroad, including: Managing Director of the Investment Center in Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

Dr. Chen Barir is the Chairman of Berman & Co. Trading and Investments Ltd. and its subsidiaries, a private group specializing in seed stage venture capital investments, management and real estate. Dr. Barir is also Chairman of Galil Medical Ltd., the Chairman and Chief Executive Officer of Sunlight Medical and a director of Optonol. Dr. Barir holds a masters in business administration from the European Institute of Business Administration (INSEAD) in Fontainebleau, France and a doctorate in law and economics from Harvard Law School.

Michael F. Kaufmann is the Chairman of Alcatel Telecom Israel Ltd. and Corporate Senior Officer In-Country. Since 1970, he has managed Orterac, a family owned company whose charter has been to initiate business and to market and implement the product portfolio of its principal companies. He owns and manages D.S. Ltd. & Kibernetics Ltd. In the past, Mr. Kaufmann served as a board member of Gvanim (a cable television company) and as a General Manager of Hapoalim Technological Infrastructures Ltd. Mr. Kaufmann holds a bachelor of science degree in applied physics from the Technion, Israel Institute of Technology in Haifa, and attended the Harvard International Senior Management Program.

Ziv Leitman joined DIC in September 2000 as its Executive Vice President and Chief Financial Officer. From 1998 to 2000, Mr. Leitman served as the Vice President and Chief Financial Officer of Lannet/Lucent Technologies Networks Ltd., Lucent Technologies Inc.—EIS. Between 1993 and 1997, he served as Vice President and Chief Financial Officer of Hogla Kimberly Ltd. From 1989 to 1993 he served as Vice President, chief financial officer and company secretary of Optrotech Ltd. He serves on the boards of directors of a number of Israeli enterprises connected with DIC, including Property and Building Corporation Ltd., Ilanot Batucha Investment House Ltd., Aprion Digital Ltd. and Bayside Lands Ltd. and is the chairman of the board of directors of Albar Mimunit Services Ltd. Mr. Leitman is a Certified Public Accountant and holds a bachelors degree in economics and accounting and a masters degree in business administration from Tel Aviv University.

Itzhak Ravid has been a partner in the Tel Aviv accounting firm of Raveh-Ravid & Co since 1988. He was a director of Y.L.R Capital Markets from 1992 until 1998. Mr. Ravid was the Chairman of the board of directors of Nessuah Zannex from 1998 to 1999. From 1981 to 1988, he was an accountant with Kost Levary & Forer. Mr. Ravid has been a licensed accountant since 1983. He holds degrees in economics and accounting from Tel Aviv University.

Lenny Recanati has been an officer of DIC since 1983 and currently serves as Executive Vice President and a director. He serves on the boards of directors of a number of Israeli enterprises connected with DIC, including Bayside Land Corporation Ltd., Tefron Ltd., IDB Holdings Ltd., Supersol Ltd. and Elbit Systems Ltd., and is Chairman of the board of directors of Ilanot Betucha Investment House Ltd. He holds a bachelors degree in economics from the Hebrew University of Jerusalem and a masters degree in business administration from Columbia University.

Independent Directors

Pursuant to the Companies Law, the Company is required to have two independent directors on its Board of Directors (the "Independent Directors"). The five-year term of one of the Company's independent directors, Prof. Ilan Meshoulam, continues until March 2003. Prof. Daniel Sipper was elected on February 12, 2001 as the second independent director. In accordance with the Companies Law as currently in effect, Prof. Sipper's term of office will be three years, and he may be re-elected for a second three-year term.

By law, the Independent Directors, as all directors, are entitled to obtain all information relating to the Company's management and assets, and to receive assistance, in special cases, from outside experts at the expense of the Company. Under the Companies Law, any committee of the Board of Directors has to include at least one Independent Director, except the audit committee, which has to include all of the Independent Directors.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

> "**RESOLVED**, that the seven (7) nominees recommended in the Proxy Statement, dated June 5, 2002 as directors be, and each of them hereby is, elected to hold office for a period of one year, or until the election of their successors in accordance with the Company's Articles of Association."
>
> The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the election of the seven (7) nominees to the Board of Directors.

The Board of Directors recommends a vote FOR all the nominees to the Board of Directors.

ITEM 2—APPROVAL OF DIRECTORS' COMPENSATION

The following table sets forth with respect to all directors of the Company and the Chairman and Chief Executive Officer of the Company the compensation paid by the Company during the fiscal year ended on December 31, 2001;

	Cash and Cash-Equivalent Forms of Compensation (in thousands of U.S.$)	
	Salaries, Fees, Directors' Fees, Commissions and Bonuses	Securities or Property, Insurance Benefits or Reimbursements and Personal Benefits
2001		
Chairman and Chief Executive Officer..........	315*	18
All other directors, except for Chairman and Chief Executive Officer	145	—

* This comprises compensation as Chief Executive Officer for the period of January to May 2001 and compensation as Chairman for the period of June to December 2001.

The Company is authorized to grant options to purchase up to a total of 463,025 Ordinary Shares to the Company's officers and employees. Details concerning these options are as follows:

Series 6 Options

There are outstanding options to purchase an aggregate of 4,500 Ordinary Shares of the Company, of which options to purchase an aggregate of 2,500 shares are held by one officer of the Company (the "Series 6 Options"). The Series 6 Options are exercisable at a price of approximately $11.29 per share. The optionholder is entitled to exercise 25% of the amount granted, each year, starting in March 1998. The Series 6 Options will expire in March 2006.

Series 7 Options

There are outstanding options to purchase an aggregate of 21,500 Ordinary Shares of the Company, of which options to purchase an aggregate of 12,500 shares are held by one officer of the Company (the "Series 7 Options"). The Series 7 Options are exercisable at a price of approximately $12.51 per share. The option holders are entitled to exercise 25% of the amount granted, each year, starting in March 1999. The Series 7 Options will expire in March 2005.

Series 9 Options

The Chairman of our Board of Directors was granted options to purchase 58,154 Ordinary Shares of the Company (the "Series 9 Options"). The Series 9 Options are to be granted ratably over a period of three years commencing in February 2000 and are exercisable for a period of three years, commencing two years after the date of grant.

The per share exercise price of the Series 9 Options granted in February 2000 and 2001 is approximately $21.38. The per share exercise price of the Series 9 Options granted in February 2002 is $13.01.

Upon exercise of the Series 9 Options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only.

Series 10 Options

There are outstanding options to purchase an aggregate of 33,000 Ordinary Shares of the Company of which options to purchase an aggregate of 20,000 shares are held by one officer of the Company (the "Series 10 Options"). The Series 10 Options are exercisable at a price of approximately $29.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2001. The Series 10 Options will expire in October 2007.

Series 11 Options

The Chairman of our Board of Directors was granted options to purchase 58,000 Ordinary Shares of the Company (the "Series 11 Options"). The Series 11 Options are to be granted ratably over a period of three years commencing in June 2001 and are exercisable for a period of three years, commencing two years after the date of grant. The first amount of 19,333 Series 11 Options was granted in June 2001.

The per share exercise price of the Series 11 Options granted in June 2001 is $19.05.

Upon exercise of the Series 11 Options, the option holder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only.

Series 12 Options

There are outstanding options to purchase an aggregate of 42,000 Ordinary Shares of the Company held by two officers of the Company (the "Series 12 Options"). The Series 12 Options are exercisable at a price of approximately $18.87 per share. The officers are entitled to exercise 25% of the amount granted, each year, starting in June 2002. The Series 12 Options will expire in June 2008.

Series 13 Options

There are outstanding options to purchase an aggregate of 34,871 Ordinary Shares of the Company held by one officer of the Company (the "Series 13 Options"). The Series 13 Options are exercisable at a price of approximately $13.39 per share. The officer is entitled to exercise 25% of the amount granted, each year, starting in August 2002. The Series 13 Options will expire in August 2008.

Series 14 Options

There are outstanding options to purchase an aggregate of 45,000 Ordinary Shares of the Company of which options to purchase an aggregate of 20,000 shares are held by one officer of the Company (the "Series 14 Options"). The Series 14 Options are exercisable at a price of approximately $11.69 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in September 2002. The Series 14 Options will expire in September 2008.

Series 15 Options

There are outstanding options to purchase an aggregate of 148,000 Ordinary Shares of the Company of which options to purchase an aggregate of 120,000 shares are held by three officers of the Company (the "Series 15 Options"). The Series 15 Options are exercisable at a price of approximately $10.38 per share. The optionholders are entitled to exercise 25% of the amount granted, each year, starting in October 2002. The Series 15 Options will expire in October 2007.

Series 16 Options

There are outstanding options to purchase an aggregate of 18,000 Ordinary Shares of the Company held by one officer of the Company (the "Series 16 Options"). The Series 16 Options are exercisable at a price of approximately $11.15 per share. The officer is entitled to exercise 25% of the amount granted, each year, starting in November 2002. The Series 16 Options will expire in November 2007.

Elron Software Stock Option Plans

Two officers of the Company were granted up to a total of 845,000 options exercisable for up to 845,000 shares of common stock of Elron Software Inc. ("Elron Software") in accordance with the option plans approved and amended in November 1997, December 1998, November 1999, May 2000 and November 2001. Pursuant to the terms of the plans, the exercise price of each option will be the fair market value of the shares on the date of grant. The options will vest over a four-year period.

As a result of the demerger of Elron Software effective as of April 1, 2000 to two companies—Elron Software and Elron Telesoft Inc. ("Elron TeleSoft")—each option granted prior to the demerger is exercisable for one share of common stock of Elron Software and one share of common stock of Elron TeleSoft. The exercise price of each of these options is $0.50, which will be divided equally between Elron Software and Elron TeleSoft.

Directors' Compensation

The Companies Law (as well as the former Israeli Companies Ordinance) requires that the terms and conditions of employment of a director, including the terms and conditions of his or her employment as an officer of a company, be approved by the audit committee of such company and by its board of directors, as well as by such company's shareholders voting at a general meeting.

Following approval by the Audit Committee and by the Board of Directors, it is proposed that the Company grant compensation to all of the Company's directors for the fiscal year 2002, in the maximum amount permitted under the Companies Regulations (rules regarding compensation and expenses for an external director), 2000 (the "External Director Regulations") for companies of the same classification of the Company in relation to its shareholder's equity.

According to the External Director Regulations, in addition to reimbursement of expenses, the current maximum amount permitted per director is approximately NIS 44,000 (approximately

$9,100) for one year and in addition approximately NIS 1,700 (approximately $350) per director for participation in each of meetings of the Board of Directors. These amounts are linked to the Israeli Consumer Price Index.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

> "**RESOLVED**, that the compensation paid and to be paid in 2002 to the Directors of the Company as described in the Company's Proxy Statement, dated June 5, 2002 be, and hereby are, approved and ratified."
>
> The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of the Ordinary Resolution.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 3—APPROVAL OF APPOINTMENT OF LUBOSHITZ KASIERER, MEMBER FIRM OF ERNST & YOUNG INTERNATIONAL

Luboshitz Kasierer, Member Firm Of Ernst & Young International, has been nominated by the Board of Directors of the Company for appointment as the auditors of the Company until the Company's next annual general meeting. Luboshitz Kasierer, Member Firm Of Ernst & Young International has no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

> "**RESOLVED**, that Luboshitz Kasierer, Member Firm Of Ernst & Young International be, and they hereby are, appointed as auditors of the Company until the Company's next annual general meeting and that the Board of Directors be, and hereby is, authorized to determine the fees of said auditors."
>
> The affirmative vote of the holders of a majority of the Ordinary Shares represented at the AGM in person or by proxy and voting thereon is required to adopt the Resolution appointing Luboshitz Kasierer, Member Firm Of Ernst & Young International as auditors of the Company.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

ITEM 4—CONSIDERATION OF THE AUDITORS' REPORT, THE DIRECTORS' REPORT AND THE FINANCIAL STATEMENTS

At the Annual General Meeting, the Auditors' Report, the Directors' Report and the Financial Statements of the Company for each of the fiscal years ended December 31, 2000 and 2001 will be presented.

The Annual Report for 2001 including the Financial Statements, Auditors' Report and the Directors' Report for 2001 is attached to this Proxy Statement. The Financial Statements for 2000 are not attached to this Proxy Statement as these have previously been provided or made available to the shareholders.

It is proposed that at the Annual General Meeting, the following Resolution be adopted:

> "**RESOLVED**, that the Auditors' Report, the Directors' Report and the Financial Statements of the Company for each of the fiscal years ended December 31, 2000 and December 31, 2001 be, and the same hereby are, and each hereby is, received and considered."
>
> The affirmative vote of shareholders represented at the Meeting in person or by proxy and holding Ordinary Shares conferring in the aggregate at least a majority of the votes actually cast is necessary for the approval of this Resolution.

The Board of Directors recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, but if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

AMI EREL
Chairman of the Board of Directors

DORON BIRGER
President

Dated: June 5, 2002


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40 years

Elron. A Step Ahead.

ELRON ELECTRONIC INDUSTRIES LTD.

A Member of the IDB Holding Group

Annual Report 2001

Table of Contents

Elron. A Step Ahead.


Elron: A Step Ahead.
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Building on a firm foundation

Our Vision

Our vision

To build shareholder value by identifying and developing lasting, profitable technology companies with a focus on defense, IT software, communication, medical devices, and semiconductors.

Building with Israeli know-how

Elron strives to identify potential technology leaders; to create and build Israeli technology companies with global potential.


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Elron. A Step Ahead.

BUILDING ON EXPERIENCE

WE TAKE AN ACTIVE ROLE IN THE DEVELOPMENT AND GROWTH OF OUR GROUP COMPANIES. WE WORK TO CREATE STRATEGIC PARTNERSHIPS, TO SECURE FINANCING, AND TO RECRUIT THE BEST POSSIBLE MANAGEMENT TEAM.

BUILDING FOR THE FUTURE

OUR ACCOMPLISHED TEAM IS DEDICATED TO HELPING OUR COMPANIES REALIZE THEIR FULL POTENTIAL—WORKING TO DEVELOP STEP-AHEAD TECHNOLOGIES FOR TODAY'S COMPETITIVE MARKETPLACE.

STRIDING AHEAD

OUR SIGHTS ARE CLEARLY SET ON BUILDING LONG-LASTING COMPANIES AND CREATING SHAREHOLDER VALUE.

Highlights from 40 years of high-tech achievement



The Elron Story 1962

HIGH-TECH PIONEERS

The birth of Israeli high tech can be traced back to 1962, with the founding of Elron. In the last four decades, Elron has written many chapters of Israel's high-tech history. The products it developed have touched lives around the world: from defense electronics, navigation systems, scanners, and ultrasound to digital chips and miniature video capsules.

BITS, BYTES, AND BLACK BOXES

In its early years, Elron focused on defense, particularly the fields of electronics and avionics, as well as the embryonic medical and technology sectors. In 1966, Elron founded Elbit, which combined the expertise of the Ministry of Defense Research Institute in special computer design with Elron's experience in electronic product design and manufacture and management. Elbit's primary focus: defense, medical, and communication. Elbit went on to pioneer its minicomputer, the Elbit 100, and made strides in medical electronics. Its military wing steadily expanded, moving from black boxes to systems engineering. The company reached many significant milestones by the early '80s: developing and producing logistic-support weapon delivery and navigation systems for most Israeli aircraft, establishing a combat-avionics package for the Lavi fighter aircraft, and producing a fire-control system for the Merkava tank.

"MORE THAN A COMPANY, AN ADVENTURE..."

Elron was ready to conquer new frontiers at the end of the 1960s, spinning off Elscint in 1969. Elscint forged a new technology in medical imaging: computer tomography (CT). In just over 10 years, the company achieved major breakthroughs, overshadowing the competition by reducing the scanning operation to seconds. It also entered the realm of ultrasound. In 1972, Elscint became the first Israeli company to go public on the Nasdaq (ELT). Elron followed suit: listing on the TASE in 1975 and on the Nasdaq in 1981. In 1990, Elbit's medical arm, which later became Elbit Medical Imaging, acquired a majority share in Elscint. In 1996, Elbit spun off into three independent companies: Elbit (Nasdaq: ELBT), Elbit Medical Imaging (Nasdaq: EMITF), and Elbit Systems (Nasdaq: ESLT).

> "Elron is often seen as the 'Fairchild of Israel,' akin to the Silicon Valley firm from which arose many of the new important firms of the Valley."
> Stanford Institute for Economic Policy Research


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– 2002


Technology in Elbit's early days


Elscint's medical direction


The vision that became a reality: Uzia Galil Elron's founder, president, and chairman o the board until 1999, in the early 1960s

Growing at the Speed of Light

In its role as a trailblazer, Elron continued to invest in cutting-edge technologies. In 1978, another cutting-edge company was formed: Fibronics International Inc., a company dedicated to developing fiber-optic technologies. Three years later, Elron established Optrotech, the company that pioneered automated optical inspection of printed circuit boards. The Optrotech–Orbot merger formed Orbotech (Nasdaq: ORBK), a world leader in automated optical inspection (AOI) and imaging and computer-aided manufacturing (CAM) technologies. Zoran (Nasdaq: ZRAN), a developer of digital signal processing (DSP) technology, was founded in 1983. Today, it is a leading provider of digital solutions-on-a-chip. Elron sold its interest in Zoran in 2000. At the end of the '80s, Chip Express, an Elron spin-off which manufactured devices from application-specific integrated circuits (ASIC), was started.

> "The trick is to keep advancing and to keep learning."
> Uzia Galil, Elron's founder

Boarding the Information Superhighway

Elron continued to forge ahead, seeking out new technologies and moving ahead of the times: In the early '90s, Elron was one of the first Internet pioneers, expanding into information technologies and communications by the end of the decade. Landmark companies founded during the '90s include NetVision, Israel's largest Internet sevice provider (ISP); Partner, Israel's GSM operator; Oren Semiconductor, provider of DSP-based integrated circuits for digital TV broadcasting; and Elron Software, developers of Internet policy management (IPM) solutions. In line with its strategic focus on information technology (IT) and other key industries, Elron divested itself of Elbit Medical Imaging in 1999. Given Imaging's IPO in 2001 was the first to be listed on the Nasdaq (GIVN) after the tragic events of September 11.

Technologies for the New Millennium

Elron forges ahead in its role as an Israeli high-tech leader by identifying, creating, and building leading-edge technology companies. Elron continues to build—turning today's knowledge capital into tomorrow's businesses.

Elron. A Step Ahead.



Elron. A Step Ahead.

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Letter to the Shareholders

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DEAR SHAREHOLDERS,

The year 2001 is indelibly etched in the minds of investors as the year when many high-tech companies simply disappeared, some technology giants were awash in red ink, numerous business concerns underwent restructuring programs, and the Nasdaq plummeted. The year saw the technology sector return to sensible and realistic business models and traditional economic values such as sales, profits, and positive cash flows.

Despite the challenges that occurred in 2001, Elron remained committed to building, developing, and fostering growth. Loyal to our philosophy, Elron participated actively to ensure that its investments made a difference. Our group companies continued to benefit from Elron's expertise and earn from our added-value activities: providing corporate direction and strategic guidance, providing access to contacts and technical know-how, placing key personnel, locating strategic investors and partners, orchestrating restructuring operations, and facilitating merger and acquisition opportunities.

In order to cope with the tough market environment of 2001, we actively assisted our group companies with making some changes necessary for their future growth. The changing economy last year limited their ability to raise additional capital on public offerings or private placements. As the technology sector faced a new reality, the need to turn cash flow positive sooner became more urgent.

Although we remained focused on four main sectors—Defense, IT Software, Communication, and Medical Devices—these areas are not set in stone. We remained attuned to emerging growth technologies but are not changing direction with every change in technology fashion. Rather, management takes a long-term view of developments in the technology landscape and makes very studied long-term decisions regarding investments. A testimony to the quality of our decisions is the strength of our companies and their management teams.

GUIDING OUR COMPANIES

The last year marked a time of change for Elron's family of companies and affiliates.

Elbit Systems, Israel's largest non-government defense electronic company, continued to grow in 2001 following the successful completion of its merger with El-Op in 2000. The company's 2001 revenues were $765 million, compared to $591 million in 2000. Elbit Systems' backlog of orders totaled $1,566 million at the end of 2001.

In view of the current economic conditions, companies in our group still in their early stages were undergoing a restructuring program in order to adjust themselves to the downturn in the economy and to reduce their operating expenses. Minimizing burn rate without hurting core activities was, and still is, the foremost objective of management. More mature companies such as Elron Software, Elron Telesoft, NetVision, and Chip Express, implemented cost reduction plans in order to achieve profitability and turn cash flow positive.

Elron Software, operating in the fields of Internet security,


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Web access monitoring, and e-mail content filtering, took steps to grow faster in 2002 by cutting costs, strengthening its management team, developing new or enhanced products, and making the transition to new sales channels. In 2001, Elron Telesoft sold its non-core activities in the banking and defense fields for $9 million. Following these transactions, Elron Telesoft is focused on developing software products and system integration services for telecommunication operators. Significant cost reductions plans implemented in 2001 should make Elron Telesoft a profitable company in 2002.

NetVision, Israel's leading ISP, became profitable on an operating basis and achieved cash flow positive in the second half of 2001, which was an impressive turnaround compared to 2000.

Building technology leaders

Our start-up companies implemented cost reduction plans, and with our assistance, secured their cash resources through private placements in spite of a variable market environment. In 2001, we invested $10.6 million in our group companies, which enabled them to continue to build their products and markets.

Oren Semiconductors, a developer of products for digital broadcasting, completed a private placement in which Sony Electronics invested $5 million. Wireless broadband access company, Witcom, completed a private placement that raised $18 million. Cryosurgery medical devices developer Galil Medical produced the first application to cure prostate cancer and continued to increase its revenues.

In October 2001, Given Imaging became the first company to successfully complete a public offering on the Nasdaq after the tragic events of September 11. The company's market valuation was $300 million. Its innovative products—miniature video capsules that provide high-quality color images from the small intestine—received FDA approval and the CE Mark in the second half of 2001, allowing it to sell and distribute its products in the United States and Europe. Its revenues in the second half of 2001 amounted to $4.7 million.

Maintaining our vision

In 2001, we invested $19.8 million mainly in supporting the companies in our group, which allowed them to continue developing their products and markets. At year's end, our strong balance sheet showed shareholders' equity of approximately 73% and a net cash amount of $44.4 million. Our losses in 2001 totaled $48.3 million. These results reflect the general downward trend in the high-tech industry and mutable market conditions. This trend also impinged on one of our primary sources of income: our ability to complete successful exits. However, the uncertain market caused us to take some steps to help us have successful exits and growth in 2002. Our other source of income, derived from our share in the net income (or loss) of our affiliates, was also affected in 2001. Many companies in our group are still in the early stages of development, while others are investing a lot of resources in developing their products and markets. These companies are not yet profitable.

Elron. A Step Ahead.

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MERGING FOR GROWTH

In July 2001, we began the process of merging Elbit Ltd. into Elron for 5,600,000 shares of Elron. In November 2001, we signed an additional agreement to acquire Discount Investments Corporation's (DIC)—Elron's parent company—67% share of DEP, an investment company jointly held by Elron and DIC, for 2,262,000 shares of Elron. Upon completion of these two important mergers, anticipated in the first half of 2002, the two holding companies in our group, Elbit and DEP, will become wholly owned subsidiaries, which will simplify and streamline the organizational structure with greater cash resources available. Savings will also be realized on operating and management costs. The new structure presents the company with an opportunity to enhance shareholder value and achieve potential synergies among the holdings of Elron, Elbit, and DEP. We believe these mergers will form the foundation for growth over the next years.

A STEP AHEAD...

We remain confident that Elron possesses sufficient high-quality investments to be able to weather adverse market conditions. Moreover, the current climate in the technology sector may actually render it possible for us to exploit various attractive investment opportunities.

Elron intends to effectively use its considerable cash resources in continuing to build and support its group companies while adhering faithfully to its creed: To invest, nurture, and build high-potential technology companies in order to carry out the most profitable exit strategies that will give maximum value to our shareholders.

In September 2001, Doron Birger became the company's president in addition to his position as CFO, a position which he has held for the last seven years. Ami Erel continues as chairman of the board.

We thank our employees for their continuing contribution and effort in promoting the company's business endeavors and extend our gratitude to our shareholders for their continued support and confidence.

Doron Birger
President and CFO

Ami Erel
Chairman of the Board





Elron. A Step Ahead.



After the merger with Elbit Ltd
and the share purchase of DEP
ELRON ELECTRONIC INDUSTRIES LTD.
DEFENSE
ELBIT SYSTEMS* 21%
IT SOFTWARE
ELRON SOFTWARE 96%
ELRON TELESOFT 100%
TEXTOLOGY 64%
COMMUNICATION
SERVICES
NETVISION 46%
PARTNER* 12%
K.I.T. 29%
M-COMMERCE
ELBIT VFLASH 100%
CELLENIUM 50%
M-WISE 15%
WIRELESS
WAVION 45%
PULSICOM 17%
WITCOM 8% DIRECTLY
26% HELD BY RDC
MEDICAL DEVICES
INNOMED CAPITAL VENTURE FUND 14%
GIVEN IMAGING* 7% DIRECTLY
27% HELD BY RDC
GALIL MEDICAL 3% DIRECTLY
28% HELD BY RDC
SEMICONDUCTORS
CHIP EXPRESS 34%
OREN 17%
3DV 2% DIRECTLY
46% HELD BY RDC
Elron
* Public company
Held by RDC

RDC 48%

ICC
51%

Mediagate
29%

Ingeneo
6% DEP
16% held by RDC

CellAct
45%

Group Structure

Sela
49% held by RDC

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Elbit Systems
Defense

Elbit Systems Ltd.

COMPREHENSIVE DEFENSE SOLUTIONS

A 21% Elron company

ELBIT SYSTEMS STARTED AS ELBIT LTD., AN ELRON COMPANY, BECOMING AN INDEPENDENT ENTITY, ELBIT SYSTEMS LTD., IN 1996.

Elbit Systems Ltd. (Nasdaq: ELST) is a world leader in large-scale defense projects and upgrade programs for air, sea and ground-based military platforms. A principal developer of advanced electronics and electro-optical systems, Elbit's advanced technologies and programs encompass the full range of defense operations:

Aerospace Aircraft and helicopter upgrades, state-of-the-art avionics, helmet-mounted systems, digital maps, aerial reconnaissance, guided weapon systems, and unmanned airborne vehicles (UAVs).

Ground Armored vehicle upgrades, advanced fire control systems, thermal imaging and laser systems, electrical turret drive, and crew protection systems.

Command, Control, Communications, Computers & Intelligence (C4I) Information and battle management systems, software intensive C^3 programs for ground and naval applications, coastal and border control projects. The company's systems are currently supplied to major military platform manufacturers in the United States and Europe, and to defense forces in Israel and other countries. Elbit Systems Ltd. is also traded on the Tel Aviv Stock Exchange.

Elbit Systems Ltd.'s strategy of establishing commercial ventures based on military technologies developed by the company has resulted in several projects—jointly owned with strategic investors—in the areas of optical communications, commercial satellites, and medical equipment. In an era of heightened homeland security concerns, Elbit Systems is at the forefront with unique strengths that come together in comprehensive solutions for diverse scenarios and applications.

www.elbit.co.il

Elbit System Ltd.'s Subsidiaries

The company's wholly owned subsidiaries comprise some key defense-related companies in the world.

El-Op Electro-Optics Industries Ltd. (El-Op) develops and produces advanced electro-optical products for military and civilian uses, including thermal imaging and laser products, optical systems for space applications, airborne reconnaissance, and optical communication systems. El-Op is based in Nes Ziona, Israel.

www.el-op.co.il

EFW Inc. is the operations arm of Elbit Systems in the United States. EFW and its subsidiaries' activities encompass numerous areas, including the design and manufacture of electronic and electro-optical systems and logistic support for tactical aircraft, helicopters, and ground vehicles. Among EFW's customers are Lockheed Martin, Boeing, United Defense L.P., and the United States Air Force, Navy, Army, and Marine Corps. EFW is based in Fort Worth, Texas. Together with Rockwell Collins, EFW jointly owns Vision Systems International LLC, a leader in helmet-mounted systems.

www.efw.com

Silver Arrow leads in the development, production, and support of UAV systems. Silver Arrow produces a full range of UAV systems for tactical and medium altitude long endurance (MALE) uses. It supplies one of the most advanced UAV systems to the Israel Defense Forces. Its wholly owned subsidiary, UAV Engines Ltd. (in the United Kingdom), produces UAV engines. Silver Arrow is based in Rishon-Lezion, Israel.

www.elbit.co.il/lf.htm

Cyclone Aviation Products Ltd. is an internationally recognized design and production center of structural components and parts for some of the world's leading aerospace companies. Cyclone performs overhauls, repairs, and customized upgrades on airplanes and helicopters. Its advanced helicopter maintenance facilities serve the military—and civilian operations—of the United States, Israel, and other countries. Cyclone is based in Karmiel, Israel.

www.cyclone-aviation.com


Elron Software
Elron Telesoft
Textology
ICC
Mediagate
Ingeneo
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Web Inspector
Message Inspector
ELRON

Elron Software Inc.

INTERNET SECURITY AND CONTENT FILTERING

A 96% Elron company

FOUNDED BY ELRON.

Since 1997, Elron Software's family of Internet policy management (IPM) solutions has helped more than 4,600 organizations clearly see their Internet activity so they can make informed business decisions to protect their company's employees, assets, and reputation.

Elron Software's family of IPM solutions enables organizations to monitor and manage employee Web and e-mail usage. The Internet Manager® product line including IM Web Inspector™, IM Message Inspector™, IM Anti-Virus™, and IM Anti-Firewall™ is a comprehensive set of solutions for Web access control, e-mail content filtering, and virus and network protection. These award-winning security solutions maximize the productive use of the Internet while minimizing the associated risks: confidential data loss, reduced productivity, legal liability, network congestion, and virus attacks.

www.elronsoftware.com

Elron Telesoft

A 100% Elron company

SOLUTIONS FOR A CONNECTED WORLD

FOUNDED BY ELRON.

Elron Telesoft develops and markets innovative network management solutions for telecom carriers and service providers. Elron's Call Detail Record (CDR) applications, Network Management Systems (NMS), and IP Service delivery solutions, enable telecom carriers to deliver value-added and customized services to their customers, ensuring reliable delivery while lowering operational costs and generating new sources of revenue.

- Call Performance Manager—a family of products for analyzing network performance and service quality for wireline and wireless operators
- ESSB—billing verification offering CDR capabilities and providing inter-carrier reconciliation
- AMOS—network management platform enabling efficient management of network resources, traffic, performance and fault monitoring
- Intertools—IP Service platform for managing broadband Internet access

www.elrontelesoft.com

Textology

A 64% Elron company (after the merger with Elbit)

MARK MY WORDS

ELBIT JOINED FORCES WITH ENTREPRENEURS TO FOUND TEXTOLOGY.

Textology enables organizations to manage diverse unstructured information. It provides an integrated platform for automatic text categorization, accurate text extraction and summarization, natural language search, and personalization. Textology classifies and analyzes text according to multiple features, making it easy to search for and access important concepts. Its robust engine has the capability of dealing with text found in a variety of formats including spreadsheets, presentations, e-mails, and online news reports.

Founded as a joint venture between Elbit and Assa-Or, an algorithm research company specializing in artificial intelligence, Textology's hybrid technology combines linguistics, statistics, and machine learning.

www.textology.com





ICC

SUPPLYING THE CHAIN

ELBIT INVESTED WITH ENTREPRENEURS TO FORM ICC.

Through its automated inter-enterprise technology, the Israel Commerce Community (ICC) e organizations to form private trading communities and build better relationships with their cus and suppliers. The ICC platform allows the entire supply chain process to be managed c Internet, providing customers and suppliers with a powerful tool that streamlines the full proc cycle. Moreover, the ICC solution easily integrates with existing ERP and legacy systems Powered by an Oracle database, running on Windows and UNIX, and supporting XML, F EDI, e-mail, and flat files, the ICC solution automatically interfaces with third-party logistics (TPL) warehouses, dis infrastructures, and electronic banking systems. ICC utilizes the SSL protocol.

The company has established technological partnerships with Oracle, Hewlett-Packard, and SilverNet and log partnerships with FedEx Israel, Flying Cargo, and DANZAS-AEI.

www.iccom.co.il

Mediagate

GET THE MESSAGE

ELRON JOINED FORCES WITH ENTREPRENEURS TO FORM MEDIAGATE.

Mediagate designs, produces, markets, and supports the iPost advanced messaging platform for telephony ope a carrier-class platform combining voice, fax, and e-mail messaging. iPost enables users to manage any type message (voice, fax, e-mail, image, or video) through a single "e-mail–centric" server-based account. Messa be accessed from landline, mobile, WAP or 3G telephones; pagers; fax machines; as well as standard e-ma Web applications. The platform is based on open standards, allowing telephony operators to customize the s to meet market needs. Mediagate's products permit next-generation service providers the ability to offer new and generate new revenue streams in this increasingly crowded market.

www.mediagate.com

Ingeneo

JUST IN TIME

A 6% comp 16% comp

FOUNDED TO COMMERCIALIZE RDC TECHNOLOGY.

Ingeneo provides a new approach to marketing: Just-in-Time marketing. Ingeneo's Seizer™ solution suite turns call centers into profit centers, enabling enterprises to turn inbound customer contacts reaching thei channels into profit-generating interactions.

In one deployment alone, Seizer delivered response rates of 40%—10 times greater than the most effective marketing campaign—for marketing offers made to incoming calls from customers of a banking call center. S works across multiple service channels and can be easily integrated into call centers and self-service Web s

www.ingeneo.com


Communication
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NetVision
Partner
K.I.T.
Elbit Vflash
Cellenium
m-Wise
CellAct
Wavion
Pulsicom
Witcom

Elron. A Step Ahead.

NetVision

A 46% Elron company

A "NETWORTHY" PIONEER

IN 1996, NETVISION MERGED WITH ELRONET, AN ELRON IN-HOUSE OPERATION.

Founded in 1994, NetVision Ltd. is Israel's leading and largest supplier of Internet solutions for organizations, businesses and residential users. The company pioneered Internet services in Israel and since its establishment has led the development of the Israeli Internet market. NetVision designs integrated Internet solutions that match the needs of users—making users' lives more efficient, easier, and convenient with the help of advanced Internet technologies. NetVision offers its business customers a variety of Internet-based services from dial-up Internet connectivity—via ISDN, ASDL, or leased lines—to integrated solutions constituting a complete system. These solutions include providing services for data security and server storage, developing complex Internet and intranet applications, and outsourcing of CRM services. The company's residential customers enjoy connectivity services from 56k modems and ISDN lines to broadband ADSL connections and a wide range of value-added Internet services and products. NetVision communicates with its community of users on a regular basis, offering them cutting-edge services, top-of-the-line products, and the best deals of the Web. NetVision develops and operates the Na'na Internet portal, one of the most popular portals in Israel, and NetAction, Israel's leading e-commerce platform. Na'na first aired in July 1999 and immediately assumed a leading position in the Israeli Internet content market. Na'na offers its visitors a wide range of content channels, Internet services, and community features. Founded in 1998, NetAction, Israel's first auction site, conducts hundreds of sales and thousands of transactions daily.


NETVISION

www.netvision.net.il



Partner/orange

A 12% Elron company (after the merger with Elbit)

A POWERFUL PARTNERSHIP

TOGETHER WITH PARTNER, ELBIT BRINGS GSM TO ISRAEL.

Partner Communications Company Ltd. (Nasdaq: PTNR) operates the GSM mobile telephone network in Israel. Established in 1997 and starting commercial operations at the beginning of 1999, Partner operates under the influential international orange™ brand. orange provides a growing array of services in 90 countries through a worldwide network of 222 GSM operators. Partner serves over 1.5 million subscribers in Israel.

Partner has changed the face of the cellular market in Israel through its innovative marketing, wide selection of services, advanced technology, and value-added applications. Subscribers benefit from a high-quality network and customer service, progressive wireless applications, and a range of rate plans.

Partner was recently awarded a license from Israel's Ministry of Communication for a third-generation (3G) spectrum band. This license will enable the company to move ahead with its plans to launch an advanced 3G cellular network in Israel, thereby ensuring that the company's subscribers continue to enjoy superior wireless services.

Partner is also listed on the London Stock Exchange (PCCD) and the Tel Aviv Stock Exchange (PTNR).

www.partner.co.il

K.I.T. eLearning

A 29% Elron company

INFORMATION TECHNOLOGY BY DEGREES

ESTABLISHED IN 2000 BY KIDUM AND ELRON.

K.I.T. e-Learning provides high-quality online education to professionals around the world. For those looking to further their education or enhance their professional standing without interrupting their careers, K.I.T.'s exceptional degree programs offer a robust collaboration between academia, educational service providers, and industry. Studying online presents additional advantages: students study at their convenience and learn what they need when they need it. The prestigious University of Liverpool awards K.I.T.'s M.Sc. in Information Technology or M.B.A. degrees.

K.I.T. tailors solutions not just for busy individuals, but also organizations in the public and private sectors. In 2001, K.I.T. signed agreements with strategic regional partners in the Far East. The company also reached corporate sponsorship agreements with global companies, including the veteran IT services company EDS and banking group ABN AMRO.

The first group of students began studying in April 2000, shortly after the company's founding. There are now several hundred e-learners in K.I.T.'s virtual classrooms.

www.kitcampus.com

M-COMMERCE

Elbit Vflash

A 100% Elron company (after the merger with Elbit)

MARKETING GOES DIGITAL

ACQUIRED BY ELBIT IN 2000.

Vflash (branded as "NowMarketing") is a leading developer of permission-based digital marketing solutions that drive customer acquisition, retention, and loyalty through the use of a variety of interactive technologies. Its highly targeted, non-intrusive, interactive direct marketing applications are designed to provide innovative marketing communication solutions that enable an instantaneous, opt-in, consumer-initiated path between marketers and their target audience. NowMarketing's services allow for efficient and measurable direct response campaigns that strengthen and enhance customer relationships by facilitating a positive feedback loop to the marketer. NowMarketing's two core offerings, NowCode and Vflash, take advantage of the dynamic, real-time characteristics of the Internet and wireless platforms. Elbit Vflash has created successful branding and consumer marketing programs for companies including NBC, Coca-Cola, Blockbuster, booksonline.com, the rock group Creed, and others.

www.vflash.com

Cellenium

BUSINESS IN HAND

[illegible]



Enjoy

IN 1999, ELBIT INVESTED IN CELLENIUM TO BOOST ITS DEVELOPMENT.

The Cellenium platform turns the cell phone into a full electronic payment solution that combines mobile communication with transactions and authorizations. The system uses existing telecommunications and payment and merchant infrastructures. The secure, flexible system enables smooth integration with all mobile technologies and requires no modification to handsets.

With Cellenium, cellular subscribers enjoy a convenient, reliable solution for placing orders and making payments for services including parking, fueling, taxi, ticketing, and fast food. Merchants can access subscribers in a personalized manner to manage online loyalty, rewards, and other benefit programs. Cellenium handles all mobile payment needs and interactive marketing. It also offers various payment mechanisms: credit, debit, prepay. The Cellenium solution is currently in use in Europe, the Far East, Israel, and the United States.

www.cellenium.com

m-Wise

GATEWAY TO VALUES

A 15% Elron company

m-Wise develops the proprietary carrier-grade MOMA Gateway that gives operators, businesses, service providers, application developers, and content companies a comprehensive solution for mobile services and transactions. The Gateway manages and facilitates control of interactive SMS at high traffic levels. A language- and medium-independent solution, MOMA Gateway offers interactive applications, access and delivery, billing and content management features that are compatible with SMS, EMS, WAP, and voice (IVR) protocols. It is designed to become a hub for future services, such as MMS.

The MOMA Gateway features more than 100 ready-to-use applications from news and entertainment to sports statistics and gaming, an integrated billing solution, and a content management function. m-Wise has reached licensing and business agreements with numerous leading European telecom operators. The company has more than 50 content clients.

www.m-wise.com

CellAct

GET THE MESSAGE

[illegible]

FOUNDED BY ELBIT IN 2000.

With its proprietary CellAct Nimbus technology, CellAct offers value-added services to contact and call centers and mobile CRM, mobile direct marketers and promoters' systems, loyalty clubs, and mobile interactive television production. CellAct is a pioneer in carrier-grade, field-proven, two-way SMS service platforms, and CellAct Nimbus delivers the robust performance required by mass volume applications.

CellAct Nimbus' full-featured development kit enables easy customization while its modules provide full-service delivery

Communication

The kit can be used for both "pull" and "push" applications. The SDK system engine lets developers effortlessly integrate applications with data originating in the cellular environment, such as mobile-originated messages.

www.cellact.com

Communication

WIRELESS

Wavion

THE NEXT WAVE IN WIRELESS SYSTEMS

A [illegible]% Elron company

ELRON JOINED FORCES WITH ENTREPRENEURS TO LAUNCH WAVION.

Wavion develops broadband wireless systems based on space-time processing technology. Antenna arrays and sophisticated signal processing are used to provide significant performance gains in parameters such as system capacity, range and penetration, data rate, multipath mitigation, and interference cancellation. The modular technology can be easily integrated into any wireless communication system.

www.wavion.com

Pulsicom Technologies (Israel)

ULTRA WIDEBAND-BASED REAL-TIME LOCATION SYSTEMS

A 27% Elron company

ELRON FUNDED PULSICOM IN MARCH 2001.

capable, real-time location and tracking systems (RTLS) for confined spaces. It employs the recently FCC-approved ultra wideband technology (UWB) and other short-pulse techniques. These, combined with novel algorithms and architectures, yield affordable products with best-of-breed performance and simple installation. Pulsicom's team possesses a unique blend of experience and expertise in UWB antenna and electronics co-design, communications, position-determination algorithms, and application-specific system architectures. Pulsicom has demonstrated the feasibility of its technology in real-world environments, has secured beta sites, and expects to complete its first prototype in late 2002.

www.pulsicom.com

Witcom

PROVIDING BROADBAND NETWORKING SOLUTIONS

An 8% Elron company and 26% RDC company


WITCOM

FOUNDED BY RDC TO COMMERCIALIZE RAFAEL'S TECHNOLOGY.

Witcom aims to become an international leader in broadband wireless networking solutions for the telecom, datacom, and Internet access markets. With the rapid growth of voice telephony and high-speed data networks worldwide, wireless networking is becoming the technology of choice for many applications. Witcom addresses this opportunity with a portfolio of point-to-point radio links using cutting-edge technology and offering superior performance at competitive prices. Products available support the range of capacities from low to medium (E3/T3) to high (multiple E3/Ts and 100 Mbps) in various frequencies. An ultrahigh capacity product is currently under development. Low-cost design, modular architecture, and superior performance give Witcom the competitive edge.

www.wit-com.com

Elron. A Step Ahead.

Medical Devices

Given Imaging

Galil Medical



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Given Imaging

EXPANDING THE SCOPE

FOUNDED BY RDC TO COMMERCIALIZE RAFAEL'S TECHNOLOGY.

Founded in 1998, Given Imaging is a developer and manufacturer of a proprietary non-invasive technology for the diagnosis of gastrointestinal disorders and diseases. The company's Given® Diagnostic System provides medical professionals with innovative tools for the early detection and diagnosis of diseases of the gastrointestinal tract. Additionally, the system offers an alternative to invasive endoscopic procedures.

The FDA-approved Given System consists of the patented M2A® capsule, the Given® Data Recorder, and RAPID® workstation. The capsule contains the technologies for a color video camera, image acquisition, light source, batteries, transmitter, and antenna. Ingested by the patient, the capsule glides through the digestive tract, sending up to 50,000 color images to the portable Given Data Recorder. The RAPID (Reporting and Processing of Images and Data) software processes and produces a video of the images that physicians can view, edit, and archive.

After completing a $60 million round of financing at a valuation of $300 million, Given Imaging's IPO was the first to be listed on the Nasdaq after the events of September 11, thus ending the longest IPO drought in a quarter of a century.

www.givenimaging.com

Galil Medical Ltd.

DEVELOPING INNOVATIVE ALTERNATIVES TO CONVENTIONAL REMEDIES

A 57% Elron company and 28% RDC company



FOUNDED BY RDC TO COMMERCIALIZE RAFAEL'S TECHNOLOGY.

Galil Medical Ltd. develops, manufactures, and markets minimally invasive medical products for the treatment of prostate cancer, kidney tumors, and other diseases. The company's innovative technology involves cryotherapy, the freezing (or ablating) of diseased tissue. Founded in 1997, Galil Medical's temperature-based therapies offer innovative alternatives to conventional remedies.

The company's proprietary applications include the SeedNet™ system, which utilizes the pioneering IceSeednet™ ultrathin needles that generate ice balls to destroy diseased tissue without causing damage to the surrounding area. SeedNet gives physicians an option to the standard prostatectomy and radiation treatments. The MRI-compatible CryoHit® system represents the first and only technology for real-time ablation of liver and kidney tumors. It is also well suited for use with ultrasound and CT scans. Galil Medical's Plug & Freeze® cryoanalgesic technology shows promise in reducing pain after cardiothoracic surgery and for managing lower back pain. The company received FDA approval and the CE Mark in 2001, allowing it to sell its products in the United States, Europe, and other countries.

www.galil-medical.com


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Chip express
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Chip Express
Oren
3DV
SELA

Semiconductors

Chip Express

BUILT TO SPEED

A 34% Elron company

STARTED AS AN ELRON IN-HOUSE ACTIVITY.

Chip Express designs, develops, and manufactures application-specific integrated circuits (ASICs) for a broad variety of electronic systems companies, fabless semiconductor companies, and design houses. The company's patented modular array technology offers much lower nonrecurring engineering (NRE) costs than other forms of hard-wired ASICs such as standard cells and significantly higher performance and a lower per unit cost than field programmable gate-arrays (FPGAs).

This technology enables the best overall balance of cost, performance, and time to market for applications with medium volumes, when compared with the solutions offered by standard cell ASIC vendors and FPGA manufacturers serving the logic market. The company's products are used in many applications in a wide variety of end markets including automotive, computer, consumer, industrial, military/aerospace, and communications.

The company's customers include AMCC, ADC Telecommunications, Cisco, Emulex, GE Medical, Hughes Network Systems, Lockheed, Lucent, Motorola, Raytheon, and Rockwell.

www.chipexpress.com


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Oren Semiconductor

A [illegible]% Elron company

DIGITAL TO THE CORE

IN 1995, OREN SEMICONDUCTOR STARTED AS A SPIN-OFF OF ELRON AFFILIATE ZORAN.

Oren Semiconductor Inc. designs, develops, and markets advanced semiconductor solutions for both analog and digital television. The company has a proven track record in the development and sales of RF communication integrated circuits (ICs) for use in digital TVs and PC video products. Its products enable reception of rich digital media to consumer electronic appliances such as digital set-top boxes, integrated digital TVs, PCs, and other broadband appliances. Oren's unique, patented DSP architecture allows the company's products to handle the complexities of receiving RF transmissions while offering flexibility and programmability. Its digital TV demodulator ICs incorporate front-end receiver functions that reproduce digital data transmitted by air, satellite, or cable.

www.oren.com

3DV Systems

A 2[illegible]% Elron company and 46% RDC company

A WHOLE NEW DIMENSION IN VIDEO

FOUNDED BY RDC TO COMMERCIALIZE RAFAEL'S TECHNOLOGY.

3DV Systems develops depth sensors, which enable 3D object-oriented video capturing for video-enabled applications. Such image capturing allows multilayer manipulation of video images, all done in real time, for the use of video-enabled cameras. Its new ZCam—3DV's add-on video camera for broadcast and production—enables segmentation of objects to foreground and background, extraction of objects from a scene, and insertion of graphics in front and behind talent, all in real time. A miniature version of the depth camera, targeted for security and surveillance, face recognition, biometrics, endoscopes, and machine vision applications, is nearing completion. 3DV-enabled cameras allow video professionals and production studios to take advantage of new creative capabilities that reduce costs and cycle times.

www.3dvsystems.com

SELA

A 49% RDC company

AN EXPERT CONDUCTOR

FOUNDED IN 1992 BY RDC AND DEKEL.

SELA develops and manufacturers yield-enhancing and automation equipment for the semiconductor and optical component industries. Regarded as a technology leader, the company is an innovator in the failure analysis (FA) equipment market. SELA offers significant performance advantages relative to competing technologies including significantly improved quality, precision, repeatability, and reduced cycle times. For these reasons, SELA equipment is chosen by many of the world's leading semiconductor manufacturers. SELA's success is based on breakthrough, patented technologies that overcome bottlenecks in the FA process. The company's large and distinguished customer base includes some of the world's leading semiconductor fabrication facilities worldwide.

www.sela.com

Built to Last


RDC
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[illegible]

RDC—TRANSFORMING TECHNOLOGY INTO VIABLE BUSINESS

From its inception, Elron had a mission: Harness the vast R&D potential found in Israel's universities, scientific institutions, and defense laboratories, and transform it into viable, commercial technologies to build industries that leverage the country's knowledge capital.

Today, Elron continues to seek opportunities and advance the development of innovative technologies that inspire the imagination. Its joint venture with the Rafael Development Company (RDC) strives to commercialize technologies developed by the military.

FROM MISSILES TO MEDICINE

Picture a video-imaging capsule that once swallowed takes color images of a patient's digestive tract to aid in the diagnosis of gastrointestinal disorders. This cutting-edge technology developed by Given Imaging is just one of many innovative products to arise from RDC know-how. Other RDC companies include Galil Medical, developers of minimally invasive medical products; SELA, developers of FA systems for the semiconductor industry; and Ingeneo, developers of Just-in-Time marketing solutions. Another RDC company, 3DV Systems, develops next-generation miniature cameras for use in video-enabled applications.

Elron, together with its partners, continues to play a significant role in helping to develop the country's private technology industry by identifying promising technologies, transforming them into marketable products, and founding companies that are built to last.

Financial Statements

For the Year Ended December 31, 2001



Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2001



Table of Contents

The following management report should be read in conjunction with our Consolidated Financial Statements and Notes thereto. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words *anticipate, believe, estimate, expect, plan,* and similar expressions. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but are not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

General

We are a multi-national high-technology operational holding company that operates through subsidiaries and affiliated companies (collectively, group companies). Founded in 1962, we have been a major force in the development of the Israeli high-technology industry by building Israeli and Israeli-related companies with technologies in the fields of advanced defense electronics, communications, semiconductors and medical imaging. In recent years, we have pursued a strategy of focusing our holdings on defense electronics and the emerging markets of information technology (IT) software products and services, communication, medical devices and semiconductors, and increasing our direct involvement in these areas. Our group companies include both publicly traded and privately held companies.

Our activities range from complete operational control to involvement in the management of our group companies in which we maintain controlling or significant holdings, and in a limited number of cases, to passive minority holdings. We participate in the management of most of our group companies by means of active membership in their boards of directors and board committees and thus we are involved in matters of policy, strategic planning, marketing policies, selecting and manning senior management positions, the approval of investments and budgets, financing policies, and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in their operations as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including but not limited to budgetary control, market analysis, risk management, identifying joint venture opportunities, introduction to potential customers and investors, business plan preparation, strategic planning and research and development guidance.

We expect to continue to build and realize value to our shareholders from our group companies and simultaneously pursue the acquisition of, or the investment in, new and existing companies. However, as we hold interests in early-stage technology companies, which invest considerable resources in research and development and in marketing, and which have not reached the income-producing stage, we have experienced, and expect to continue to experience, losses in respect of these companies. Therefore our net income (or loss) in any given period is due, in the most part, to the results of operations of our group companies and dispositions and changes in our holdings of group companies.

Elron's shares are publicly traded on the Nasdaq National Market under the symbol "ELRN" and on the TASE. Elron's corporate headquarters are located at 3 Azrieli Center, 42nd Floor, Tel-Aviv 67023, Israel. The telephone number is 972-3-607-5555, fax number is 972-3-607-5556, and our e-mail is elron@elron.net. Our Web site address is www.elron.com. Information contained on our Web site is not part of the annual report.

Recent Developments

In order to optimize our holding structure, combine resources, benefit from potential synergies, and achieve cost savings, we are proceeding with the following transactions:

On October 31, 2001, we signed a definitive merger agreement between Elron and Elbit (Nasdaq: ELBT), in which we currently hold 44% of its outstanding shares. Pursuant to the agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders (other than Elron) newly issued Elron shares, based on an exchange ratio of 0.45 Elron ordinary share for each ordinary share of Elbit. Elron and Elbit received written opinions from their respective financial advisors that the exchange ratio was fair from a financial point of view.

The closing of the merger is subject to certain conditions including (i) court approval in accordance with sections 350 and 351 of the Israeli Companies Law 1999; (ii) the approval of shareholders, creditors and optionholders of both companies; and (iii) the receipt of any other approvals required by law. The meeting of shareholders, creditors and optionholders is scheduled for April 2002. There is no assurance that all the approvals will be obtained and that the merger will be consummated.

On November 19, 2001, we signed a definitive share purchase agreement with Discount Investment Corporation Ltd. ("DIC"), which currently holds 42% of our outstanding share capital, pursuant to which we will issue 2,261,843 ordinary shares to

DIC in exchange for all DIC's shares in DEP Technology Holdings Ltd. ("DEP"), including loans given by DIC to a subsidiary of DEP, RDC Rafael Development Corporation Ltd. ("RDC"). RDC is held 48% by DEP. Elron and DIC received written opinion from a joint financial advisor regarding the economic fairness of a range of the amount of Elron's shares to be issued to DIC, and the ordinary shares to be issued are within that range. In addition, Elron received an opinion from an independent financial advisor that the number of Elron's shares to be issued to DIC is fair, from a financial point of view, to Elron.

Upon completion of the transaction, DEP will be a wholly owned subsidiary of Elron. DEP is a technology holding company in which Elron currently holds 33% of the outstanding share capital and in which DIC holds the remaining 67% of the outstanding share capital. The completion of the transaction is subject to the approval of Elron's shareholders in accordance with section 275 of the Israeli Companies Law 1999, which will be sought at the upcoming shareholder meeting that will consider the approval of the merger of Elron and Elbit Ltd.; and the receipt of any other approvals required by law. This transaction will be submitted for the approval of the shareholders at the meeting for the approval of the merger, scheduled for April 2002, but is not conditioned upon the merger. There is no assurance that the purchase will be consummated.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our Consolidated Financial Statements. However, certain of our accounting policies are particularly important to the description of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in the industry, and information available from other outside sources, as appropriate. These estimates are subject to an inherent degree of uncertainty. Our critical accounting policies include:

Revenue recognition. We recognize revenues from sales of software products and services after all of the following occurs: the software is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate total fee to elements of an arrangement, and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period, which is generally one year. Training revenue is recognized as the services are provided. Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns, distributor inventory levels, and other factors. Income derived from projects related to software development is recognized upon the percentage of completion method, provided that a material portion of costs have been incurred or that a material portion of milestones have been achieved and where contract results can reasonably be estimated. Provision for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

Group companies. Our group companies are accounted for under several broad methods as described below. The applicable accounting method is generally determined based on our voting interest in the entity.

Consolidation. Companies in which we directly or indirectly own more than 50% of the outstanding voting securities are accounted for under the consolidation method of accounting. Under the consolidation method, a company's assets and liabilities are included within our consolidated balance sheet and its results of operations are included within our consolidated statements of operations. The share of other shareholders in the income or losses of a consolidated company is reflected in minority interest in our consolidated statements of operations. The minority interest amount adjusts our consolidated net income (loss) to reflect only our share in the earnings or losses of the consolidated company. Elron Software and Elron TeleSoft were consolidated in 2001 and 2000.

Equity Method. Group companies whose results we do not consolidate, but over whom we exercise significant influence, are accounted for under the equity method of accounting. Whether or not we exercise significant influence with respect to a group company depends on an evaluation of several factors including, among others, our representation on the group company's board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the group company. Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations; however, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations.

The effect of an affiliated company's net results of operations on our results of operations is the same under either the consolidation method of accounting or the equity method of accounting, as under each of these methods only our share in the income or losses of an affiliated company is reflected in our net results of operations in the consolidated statements of operations. The following companies are accounted for under the equity method: Elbit Systems, Elbit Ltd., NetVision, MediaGate N.V., Chip Express Corporation, DEP, Wavion, Elron-Kidum IT (KIT) and Pulsicom (starting in 2001).

Other methods. Group companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under three different methods:

- Non marketable group companies are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations.
- Marketable group companies which are classified as trading securities are presented at fair market value and the changes in the market value are reflected in our results of operations during each reporting period.
- Marketable group companies that are classified as available-for-sale are presented at fair market value and the effect of any change in market value is reflected in our comprehensive income (loss).

Results of Operations

Year ended December 31, 2001, compared to year ended December 31, 2000.

Our net loss for 2001 amounted to $48.3 million, or $2.28 per share, compared to net income of $30.4 million, or $1.43 per share, in 2000. The general slowdown in spending for technology products due to current economic conditions is affecting the results of operations of our group companies. This has limited our ability to successfully exit some of our group companies and to record capital gains. While in 2000 we were positively affected by the sale of Zoran's shares held by us at that time, the merger of Elbit Systems with El-Op and by our share in Elbit's gains from the sale of its holding in Peach Networks and the sale of the assets of its subsidiary HyNEX Ltd. in 2001, we were negatively affected by the net losses of our subsidiaries, Elron Software and Elron TeleSoft, and our share in the net losses of Elbit and our other affiliated companies.

In view of the economic conditions as mentioned above, Elron Software and Elron TeleSoft, as well as other companies in our group, implemented restructuring programs in order to focus their operations, reduce their operating expenses and assist them in meeting these challenging market conditions.

Income

Net revenues. Net revenues consisted of sales of products and services by our subsidiaries, Elron Software and Elron TeleSoft. Net revenues decreased by $6.3 million, or 16%, to $32.9 million in 2001 from $39.2 million in 2000.

Net revenues of Elron TeleSoft in 2001 decreased by $3.4 million, or 13%, to $23.8 million from $27.2 million in 2000. The decrease resulted primarily from the sale of non-core activities of Elron TeleSoft as part of its restructuring program to focus its operations on core areas of its business, which is development and marketing of products to the telecommunication market.

Net revenues of Elron Software in 2001 decreased by $3.0 million, or 25% to $9.1 million from $12.1 million in 2000. The decrease was primarily due to the current economic slowdown, which has caused customers to delay or postpone purchases of IT products. In addition, in 2001, almost all of Elron Software's revenues were derived from its Internet policy management products as a result of its reduced marketing efforts for its legacy products. In 2000, revenues from legacy products amounted to $1.2 million.

The abilities of Elron TeleSoft and Elron Software to increase their revenues in the near future are dependent upon general economic conditions and, in particular, on increase in IT spending and on the success of their development efforts to bring enhanced and new products to market.

Our share in net losses of subsidiaries and affiliated companies. Operating losses of our subsidiaries, Elron Software and Elron TeleSoft, were $21.3 million in 2001 compared to approximately $22.7 million in 2000. Operating losses in 2001 included restructuring charges in the amount of $2.2 million. This decrease was a result of the implementation of restructuring and cost reduction programs. The reduction in operating losses is expected to continue in 2002 as both companies continue to reduce their costs. The result of operations of Elron Software and Elron TeleSoft are included in our consolidated statement of operations.

Our share in net losses of affiliated companies. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method. Our share in net losses of affiliated companies amounted to $24.6 million in 2001 compared to $7.2 million in 2000.

The Contribution of Our Major Affiliates:

Our share in net earnings of Elbit Systems Ltd. (Nasdaq: ESLT) amounted to $9.1 million in 2001 compared to a net loss of $3.0 million in 2000. In the third quarter of 2000, Elbit Systems completed its merger with El-Op and began consolidating its results of operations with the results of El-Op. Elbit Systems' net loss in 2000 was due to a $40 million charge relating to purchased in-process research and development as a result of the merger with El-Op, and pre-tax restructuring costs of $22.1 million.

Elbit Systems' results of operation in 2001 were affected by $9.2 million pre-tax compensation expenses resulting from a variable employees option plan in connection with "phantom" options granted. As Elbit Systems' share price increased significantly during 2001, under U.S. GAAP, the increase in the benefit resulting from the increase in the share price is recorded periodically as compensation expense. Accordingly, future changes in Elbit Systems' share price will continue to affect compensation expenses and therefore, Elbit Systems' results of operations.

The following are highlights of the results of operations of Elbit Systems:

- Elbit Systems' revenues increased from $591.1 million in 2000 to $764.5 million in 2001 primarily because it began consolidating El-Op's revenues with its own in the third quarter of 2000. As of December 31, 2001, Elbit Systems' backlog of orders was $1,566 million, of which approximately 78% was scheduled to be performed in 2002 and 2003, compared to backlog of orders of $1,437 million on December 31, 2000.

- Elbit Systems' operating income in 2001 was $52 million (6.8% of revenues) compared to an operating loss of $12.8 million in 2000. The operating results of Elbit Systems in 2001 included the effect of $9.2 million variable option plan compensation cost. In 2000, Elbit Systems' net loss included a $40 million charge relating to purchased in-process research and development related to the merger with El-Op and $22.1 million of restructuring costs.

- Elbit Systems' net income in 2001 was $40.8 million (5.3% of revenues) compared to a net loss of $20.5 million in 2000. Elbit Systems' net income in 2001 included $7.1 million, reflecting the effect of variable option plan compensation cost, net of the related tax. The net results in 2000 included purchased in-process research and development related to the merger with El-Op and restructuring expenses in the aggregate amount of $56.8 million, net of the related tax.

Our share in net loss of Elbit amounted to $13.1 million in 2001 compared to our share in net earnings of $17.4 million in 2000. Elbit's net earnings in 2000 were primarily due to capital gains from the sale of its holding in Peach Networks to Microsoft Corporation in the first quarter of 2000 and from the sale of the assets of HyNEX Ltd. to Cisco Systems Inc. in the third quarter of 2000. Elbit's results of operations in 2001 were affected by the fact that Elbit shifted its focus from holdings in developed companies that were realized during 2000 to holdings in early-stage technology companies that have not reached the income-producing stage and which recorded net losses in 2001.

The following are highlights of the results of operations of Elbit:

- In 2001, Elbit sold a considerable part of its holdings in Elbit Vision Systems ("EVS") and ceased consolidating EVS' results of operations. Elbit's consolidated revenues in 2001 were $1 million, resulting mainly from $0.9 million revenues of Elbit Vflash, which was established in June 2001. Revenues in 2000 were $3 million resulting from revenues of HyNEX, whose business and assets had been sold in the third quarter of 2000.

- Elbit's operating loss increased from $12.4 million in 2000 to $21.1 million in 2001. The increase in operating loss was primarily due to an increase of $3.2 million in marketing and sales expenses as a result of expansion of sales and marketing channels and an increase of $2.1 million in investments in the development of new products of Elbit's consolidated companies: Dealigence and Textology, which were acquired in the third quarter of 2000; ICC, whose results had been consolidated from the third quarter of 2001; and Elbit Vflash. In addition, general and administrative expenses increased in 2001 by $3.4 million, which include a $1.3 million severance retirement grant to the former President and CEO of Elbit.

- Elbit's equity in net losses of affiliated companies increased from $5.1 million in 2000 to $6.8 million in 2001, resulting primarily from an increase in Elbit's equity in net losses of Cellenium and StarkeyNET and from new investments in AdreAct and CellAct.

- Elbit's consolidated net loss in 2001 was $30.6 million compared to net income of $40.4 million in 2000. Net loss in 2001 included write-offs of approximately $6.3 million in respect of Cell Data, which ceased its operations at the beginning of 2002, and the impairment in the value of certain of Elbit's subsidiaries and affiliated companies, AdreAct, StarkeyNet and Dealigence, and from $3.7 million charge (before tax) to results of operations due to the permanent impairment in the market value of Cisco's shares. Net income in 2000 included a gain of $39.5 million (before tax) from the sale of Peach Networks to Microsoft in the first quarter of 2000, and a $89.0 million gain (before tax and minority interest) from the sale of the business and assets of HyNEX Ltd. to Cisco Systems Inc. in the third quarter of 2000.

Our share in net losses of our other affiliated companies amounted to approximately $20.6 million in 2001 compared to $21.6 million in 2000. The decrease in our share in net losses of our other affiliated companies resulted mainly from the significant decrease in NetVision's loss and the restructuring programs implemented by our group companies in order to reduce costs.

NetVision's net losses in 2001 amounted to $3.6 million compared to $24.8 million in 2000. The significant decrease in net loss was a result of a restructuring program implemented by NetVision, which included cost reduction programs. The number of NetVision's subscribers increased by 10% in 2001 from approximately 302,000 at the end of 2000 to approximately 333,000 subscribers at the end of 2001 and its revenues increased by $10.4 million, or 21%, from $48.5 million in 2000 to $58.9 million in 2001. NetVision's operating expenses in 2001 decreased by $10.9 million, or 15%, from $72.5 million in 2000 to $61.6 million in 2001. NetVision's operating expenses are expected to remain stable for the foreseeable future as NetVision completes its cost reduction plan.

The decrease in our share in NetVision's net losses was partially offset by an increase in our share in net losses of early-stage technology companies in which we invested in 2000 and 2001, such as KIT, Wavion, and Pulsicom. These companies continue to have high research and development and marketing expenses.

Wavion's net losses in 2001 amounted to $3.4 million compared to $1.9 million for the period from commencement of operations in April 2000 to the end of 2000, mainly as a result of $1.4 million increase in research and development expenses to complete the development of its products. However, the recent downturn in the broadband wireless commercial market has delayed the release of Wavion's products, and it is therefore difficult to predict when Wavion will be able to market its product successfully. Consequently, at the beginning of 2002, Wavion began selling development services for communication systems to customers.

KIT's net losses in 2001 amounted to $3.1 million compared to $2.5 million in 2000, mainly as a result of an increase of $0.7 million in marketing and sales expenses as KIT expanded its direct sales efforts in Holland and through a local representative in the United Kingdom. As a result of these efforts, KIT generated revenues of $1 million in 2001 compared to $0.1 million in 2000.

Pulsicom commenced its operations in 2001. In 2001, its net losses amounted to $1 million, consisting mainly of research and development costs. Pulsicom is expecting to complete its first prototype and commence field tests towards the end of 2002 and therefore sales are not anticipated to commence before 2003.

The aggregate revenues of the **DEP Group companies** were approximately $16 million in 2001 compared to approximately $12 million in 2000. The increase in revenues resulted from increased sales and marketing expenses of approximately $8 million, or 50%, in 2001 compared to 2000, and from increased research and development expenses of approximately $2 million, or 9%, in 2001 compared to 2000, in order to complete new product developments.

Given Imaging, the most significant company in the DEP Group, initiated commercial sales in the third quarter of 2001 after receiving FDA clearance for its product and generated revenues of $4.7 million in 2001. Given Imaging's net loss in 2001 was $18.7 million compared to $7.5 million in 2000. The increase in Given Imaging's net loss was primarily due to a $10 million increase in marketing expenses resulting from the anticipated launch of Given Imaging's product upon receipt of necessary regulatory approvals. On October 4, 2001, Given Imaging completed its initial public offering. Its shares are quoted on Nasdaq under the symbol "GIVN."

Chip Express was affected in 2001 by the slowdown in the semiconductor industry and its revenues decreased by $9.2 million, or 24%, from $39.0 million in 2000 to $29.8 million in 2001. Chip Express' net losses in 2001 amounted to $1.6 million compared to $1.8 million in 2000, mainly due to the implementation of a cost reduction program. Operating expenses in 2001 amounted to $31.1 million compared to $40.6 million in 2000. It is anticipated that Chip Express' revenues will continue to be affected by the slowdown in the semiconductor industry.

MediaGate was affected by the slowdown in the communications market and particularly in the unified messaging market and its revenues in 2001 decreased to $0.7 million from $0.9 million in 2000. However, due to cost reduction programs implemented by MediaGate, operating expenses in 2001 decreased by $0.7 and MediaGate's net losses in 2001 decreased to $9.2 million from $10.3 million in 2000. MediaGate's future revenues are dependent upon the development of the unified messaging market, which is currently small and has not yet matured.

Since many of the group companies we account for under the equity method of accounting are early-stage development companies that invest heavily in research, development, and marketing their products that have not yet generated significant revenues and have incurred substantial losses in 2001, we expect that they will continue to recognize operating losses in 2002, and consequently, our share in net losses of these companies may continue to increase.

In addition to companies accounted for under the equity method, we have several investments in companies which we account for on a cost basis and whose results do not affect our results of operations. These companies are not material to Elron, except for our interest in **Oren Semiconductor.** During 2001, we invested $1.4 million in Oren, bringing the book value of our holding in Oren on December 31, 2001 to $5.5 million compared to $4.1 million on December 31, 2000. In 2001, Oren's revenues were $2.5 million compared to $5.6 million in 2000. The decrease in revenues resulted from the downturn in the communications industry as well as the decrease in revenues derived from Oren's old analog product line. Gross profit in 2001 amounted to $0.8 million (33% of revenues) compared to $1.6 million (28% of revenues) in 2000. The increase in gross margins resulted from the increase in revenues derived from sales of products with high gross margin while revenues derived from development projects with low gross margin decreased. Operating expenses in 2001 increased to $9.1 million from $8.4 million in 2000, mainly due to an increase in research and development costs for the development of its next generation digital products.

Oren's net losses in 2001 amounted to $8.6 million compared to $6.8 million in 2000.

Gains from sale of shares and changes in holdings in related companies. Our gains from the sale of shares and changes in our holdings in related companies amounted to $3.1 million in 2001 compared to $26.4 million in 2000. Gains in 2001 included an approximately $3.0 million pre-tax gain from the sale of 380,000 shares of Elbit Systems. Gains in 2000 were primarily due to an approximately $19.1 million gain from changes in holdings in Elbit Systems following its merger with El-Op. In addition, a gain of approximately $4.6 million resulted from the completion of a private placement upon which Elron Software issued 615,764 shares (2.5% of its share capital) to Critical Path in consideration for $5.0 million. Our ability to record future gains from the disposition of and changes in holdings in our group companies will be affected by the financial market conditions in future periods.

Other Income, net. Other income, net, amounted to a loss of $5.1 million in 2001 compared to income of $43.5 million in 2000. Other income in 2000 resulted primarily from a $34.3 million pre-tax gain on the sale of 611,566 shares of Zoran (Nasdaq: ZRAN), changes in the market value of Zoran's shares in our trading securities account and in the value of Zoran's call and put options held by us. In addition, a pre-tax gain of $6.3 million resulted from the sale of our holdings in Servicesoft, which was acquired by Broadbase Software Inc. in consideration for the issuance of Broadbase Software's shares. The loss in 2001 resulted primarily from a $5.8 million decrease in the market value of BroadBase Software's and Kana's shares, which we subsequently received in exchange for Broadbase Software's shares following the acquisition of Broadbase Software by Kana (Nasdaq: KANA) on June 29, 2001, and a $1.0 million write-down in the market value of the shares of ArelNet (TASE: ARNT), which we believe constitutes a permanent impairment. The loss in 2001 was partially offset by a $1.0 million gain from the sale of the remaining shares of Zoran during the first quarter of 2001 and a $1.2 million gain from the sale of shares of Kana during the fourth quarter of 2001.

Finance income. Finance income decreased by $1.8 million, or 26%, to approximately $5.2 million in 2001 from $7.0 million in 2000, primarily due to the decrease in interest rates and to our lower cash, deposits and debentures balances in 2001 as compared to 2000. However, this decrease was partially offset by a foreign currency translation gain due to the devaluation of the Israeli shekel against the U.S. dollar, as our consolidated liabilities in Israeli shekels exceeded our consolidated assets in Israeli shekels during 2001.

Expenses

Cost of revenues. Cost of revenues consisted primarily of expenses related to salaries and hardware associated with delivering Elron Software and Elron TeleSoft products and services. Cost of revenues decreased by $4.5 million, or 17%, to $22.0 million in 2001 from $26.5 million in 2000, as a result of the decrease in revenues. Cost of revenues of Elron Software were $1.2 million in 2000 and $1.0 million in 2001, representing a gross margin of 90% and 89%, respectively. Cost of revenues of Elron TeleSoft in 2001 were $21.1 million, representing a gross margin of 11%, compared to $25.3 million in 2000, representing a gross margin of 7%. The improvement in Elron TeleSoft's gross margin rate is a result of the restructuring program the company was undergoing, which included workforce reductions of approximately 50 employees, primarily at the end of the second quarter of 2001, resulting in savings of $2.2 million in salaries and related expenses. The effect of the restructuring program on Elron TeleSoft's gross margin rate is expected to be more significant in 2002, as Elron TeleSoft will be focusing on core areas of its business.

Research and development. Research and development expenses consisted primarily of salaries and related costs to develop and enhance Elron Software and Elron TeleSoft products and services. Research and development expenses increased by $1.2 million, or 15%, to $9.0 million in 2001 from $7.8 million in 2000. This increase was primarily due to an increase in Elron TeleSoft's research and development expenses in order to complete the development of new products as a result of the decision taken in 2000 to transition Elron TeleSoft from a project-oriented company to a product-oriented company. In addition, Elron Software continued its efforts to develop new products and build additional product functionality in its Internet policy management products.

Sales and marketing. Sales and marketing expenses consisted primarily of salaries and related costs, pre-sale efforts including demo building, advertising and trade show expenses, technical support and travel costs to promote the sale of Elron Software and Elron TeleSoft products and services and to strengthen their brand names. Sales and marketing expenses decreased by $4.1 million, or 28%, to approximately $10.6 million in 2001 from approximately $14.7 million in 2000. The decrease resulted primarily from the restructuring of Elron Software's sales and marketing operations. The restructuring programs included a reduction of 24 employees, mainly in enterprise sales, sales support and in the marketing group, due to the decision at the beginning of the second quarter of 2001 to transition Elron Software from a direct to an indirect sales model, utilizing value-added resellers and distributors. This resulted in a $2.7 million saving in salaries and related expenses in 2001. In addition, as part of the cost reduction initiatives, certain sales and marketing campaigns were reduced, resulting in saving of $0.4 million in marketing programs.

General and administrative. General and administrative expenses include both Elron Software and Elron TeleSoft costs as well as our headquarters' costs. These costs consisted primarily of salaries and related costs, facilities costs, and insurance, legal, accounting and consulting expenses. General and administrative expenses decreased by $1.9 million, or 14%, to $11.8 million in 2001 from approximately $13.7 million in 2000.

Elron Software's and Elron TeleSoft's general and administrative expenses decreased by $3.1 million, or 32%, to $6.7 million in 2001 from approximately $9.8 million in 2000. The decrease is primarily due to the implementation of restructuring programs by Elron Software and Elron TeleSoft. The restructuring program included a workforce reduction of approximately 27 employees of Elron TeleSoft and 9 employees of Elron Software, which resulted in savings of $0.7 million and $0.3 million, respectively, in salaries and related expenses in 2001 and cost reduction programs which resulted in additional savings of $1.0 million, mainly in facilities-related expenses, communication, maintenance and travel expenses. An additional $1.0 million decrease in general and administrative expenses was realized as a result of lower salaries, bonuses and compensation costs.

Our headquarters' costs increased by $1.1 million, or 28%, to $5.1 million in 2001 from approximately $4.0 million in 2000 mainly as a result of a $0.4 million increase in salaries and compensation costs, a $0.4 million increase in facilities-related expenses and a $0.3 million increase in professional services fees and insurance expenses.

Finance Expenses. Finance expenses decreased by $0.6 million, or 11%, to $4.0 million in 2001 from approximately $4.6 million in 2000. The decrease in finance expenses, despite an increase in loans received, is attributed to the decrease in interest rates and the lower foreign currency translation losses due to the devaluation in the exchange rate of the Israeli shekel against the U.S. dollar. The majority of the finance expenses were attributed to Elron TeleSoft, principally due to loans associated with the purchase of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd.

Amortization of other assets. Amortization of other assets amounted to approximately $3.7 million and $3.2 million in 2001 and 2000, respectively, and is attributed primarily to Elron TeleSoft as a result of the acquisition of the main operations and net assets of Network, Communications and Computer Systems (NCC) Ltd. According to new accounting standards, SFAS 142 "Goodwill and Other Intangible Assets", commencing January 2002, we will no longer amortize goodwill. Had we adopted SFAS 142 on January 1, 2001, we would not have recorded amortization of goodwill and other intangible assets of approximately $1.5 million in 2001.

Restructuring charges. In response to the current economic conditions and, in particular, the slowdown in IT spending, Elron Software and Elron TeleSoft are undergoing restructuring programs in order to focus their operations on core areas of their business, and to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and facilities-related expenses. In connection with these programs, the companies recorded in 2001 restructuring charges of $2.2 million. These charges include employee termination costs of $0.7 million which were paid in 2001. As of December 31, 2001, approximately 40 employees of Elron Software, mainly in the sales and marketing division, and 77 employees of Elron TeleSoft, mainly in the telecom activity and in its headquarters, were terminated. Facilities-related expenses amounted to $1.3 million, which included a $0.4 million termination cost of a facility lease of Elron TeleSoft, of which $0.2 million was paid as of

December 31, 2001, and the balance was paid in February 2002, $0.6 million net expenses expected to be incurred to sublet the facilities or the estimated amount to be paid to terminate the leases before the end of their terms, and a $0.3 million write-off of leasehold improvements with respect to facilities of Elron Software, which were vacated as a result of the consolidation of excess facilities.

As part of the restructuring programs, Elron TeleSoft sold in the third quarter of 2001 certain non-core activities in the e-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3.4 million and with no material effect on the consolidated results of operations. In addition, in the fourth quarter of 2001, Elron TeleSoft signed an agreement with Elbit Systems for the sale of other non-core activities in the government field for $5.7 million. The transaction was finalized in January 2002 and it is anticipated to have an immaterial gain. Following the completion of the transaction, an objection was filed to the Restrictive Trade Practices Court. We believe that the transaction, which has already been approved by all relevant authorities including anti-trust, will not be overturned.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statement of operations data for each of the four consecutive quarters ended December 31, 2001. In management's opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such financial information. The operating results for any quarter are not necessarily indicative of our results for a full year or any future period and we cannot assure that any trend reflected in such results will continue in the future.

	Q1/2001	Q2/2001	Q3/2001	Q4/2001
Income	**(Unaudited in thousands of U.S. dollars)**			
Net revenues	9,603	10,249	6,568	6,439
Equity in net earnings (losses) of affiliated companies	(2,192)	(4,680)	(4,472)	(13,214)
Gain (loss) from disposal of and changes in holdings in related companies, net	(144)	(27)	15	3,335
Other income (loss), net	(3,210)	485	(1,895)	(485)
Finance income	1,794	926	1,608	887
	5,851	6,953	1,824	(3,038)
Costs and expenses	17,743	17,457	13,672	14,452
Loss before income taxes	(11,892)	(10,504)	(11,848)	(17,490)
Provision (credit) for income taxes	2,420	27	1,136	(636)
Loss after provision (credit) for income taxes	(9,472)	(10,477)	(10,712)	(18,126)
Minority interest	118	92	118	110
Net loss	(9,354)	(10,385)	(10,594)	(18,016)

Because we are a high-technology operational holding company that operates through group companies, and therefore the major contributions to our net income (or loss) in any given quarter are our share in our group companies' result of operation and gain (or loss) from disposition of and changes in our holdings in group companies, we have experienced, and expect to continue to experience, significant volatility in our quarterly results.

While in the past we recorded significant gains from disposition of and changes in our holdings in affiliated companies, economic conditions in 2001 have limited our ability to record such gains in 2001 and since many of our group companies are early-stage technology companies as well as companies which just commenced generating revenues and which invest considerable resources in research and development and in marketing and, therefore, generate losses, we have recorded significant losses in respect of these companies in 2001.

- The increase in the net loss for the fourth quarter of 2001 from $10.6 million in the third quarter of 2001 to $18 million is primarily due to the increase in net losses of our 44% held affiliate, Elbit Ltd., which had a loss of $18.6 million in the fourth quarter of 2001 in comparison to the third quarter of 2001 loss of $5.8 million. Elbit's higher losses in the fourth quarter of 2001 resulted from the following items: (i) the write-off of approximately $6.3 million resulting from the cessation of operations of Elbit's affiliate, Cell Data Ltd., and the recognition of the impairment in the value of certain subsidiaries and affiliates of Elbit, AdreAct, StarkeyNet, and Dealigence; (ii) write-down of approximately $3.7 million in the market value of Cisco Systems, Inc.; (iii) a $1.3 million severance retirement grant to the former President and CEO of Elbit; and (iv) $0.7 million in respect of payments of fees to professional advisors and investment bankers engaged by the company in connection with the proposed merger between Elbit and Elron.

Liquidity and Capital Resources

Cash, debentures, deposits and marketable securities at December 31, 2001, amounted to $112.8 million (of which 99% were held in U.S. dollar accounts and 94% with average maturities of less than three months) compared with $126.5 million at December 31, 2000.

Main cash and other liquid instruments resources in 2001 were the distribution of dividends by Elbit and Elbit Systems of $13.8 million, proceeds from the sale of Elbit Systems shares of $6.7 million, proceeds from the sale of marketable securities (Zoran, Broadbase Software and Kana) of $11.7 million, proceeds received from the sale of certain non-core activities of Elron TeleSoft in the amount of $3.4 million, a $1.1 million distribution made by Gemini Israel Fund, the net increase in Elron Software's and Elron TeleSoft's loans of $9.8 million and $0.3 million proceeds from sale of fixed assets.

Main cash and other liquid instruments applications in 2001 were $19.8 million investment in companies as follows: $10.6 million were investments in our existing group companies to secure their cash needs for future growth (these companies include $3.9 million in DEP group companies, $2.8 million in MediaGate, $1.4 million in Oren, $1.0 million in Wavion, $1.0 million in KIT, and $0.5 million in Chip Express); $3.6 million purchase of 600,000 shares of Elbit; $3.5 million payment for the purchase of NetVision shares which were purchased in 2000 and $1.6 million investment in Pulsicom; net cash used in operating activities by Elron Software and Elron Telesoft of $17.6 million; tax payments of $5.4 million (mainly in respect of the result of operations in 2000); and the purchase of fixed assets of $1.1 million.

Our trading securities portfolio decreased in 2001 as a result of a decrease of $11.7 million due to the sale of some Broadbase Software and Kana shares and our remaining shares of Zoran and due to a $4.6 million decrease in the market value of Broadbase Software and Kana shares held by us during the period. Marketable securities at December 31, 2001, amounted to $0.2 million and represent the market value of 12,170 Kana's shares.

Working capital on December 31, 2001, was $91.3 million compared to $91.7 million at December 31, 2000.

At December 31, 2001, we and our subsidiaries had no material contractual obligations except for capital leases obligations in the aggregate amount of $6.3 million, which are expected to affect our consolidated cash flow in future periods as follows: 2002: $1.8 million, 2003: $1.7 million, 2004: $1.7 million, 2005: $1.0 million, and in later years $0.1 million.

At December 31, 2001, Elron Software and Elron TeleSoft have bank credits and bank loans of $68.3 million, most of which were secured or guaranteed by us to the lending banks. In addition, in connection with some of Elron TeleSoft's bank loans, we have provided to the lending bank a comfort letter, pursuant to which we undertake not to dilute our holdings in Elron TeleSoft below 65%. We also agreed to subordinate any amounts owed to us by Elron TeleSoft, other than interest on outstanding loans and payments in the ordinary course of business. Payments of bank credits and bank loans are due in future periods as follows: 2002: $16.5 million, 2003: $51.4 million, 2004: $0.2 million, 2005: $0.2 million.

In 2001, we provided a letter of comfort in connection with 50% of the credit line granted to NetVision by banks. The comfort letters were jointly provided with the other major shareholder of NetVision.

At December 31, 2001, we had commitments in the aggregate amount of $1.5 million to invest in certain of our group companies.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment activities in existing and new companies.

Shareholders' equity at December 31, 2001, was approximately $248.2 million representing about 73% of the total assets compared with $280.0 million representing 76% of total assets at December 31, 2000.

Qualitative and Quantitative Disclosure about Market Risk

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions, such as our hedge transactions associated with Zoran's share price, which we utilized in 2000 and in 2001. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

At December 31, 2001, we held $9.9 million in commercial marketable debentures, all with high credit quality issuers and with limited amount of credit exposure to any one issuer. In addition, no more than 28% of our bank deposits were deposited in any single bank.

Interest rate risks. We are exposed to market risks resulting from changes in interest rates, relating primarily to our funds and loans obligations to banks. We do not use derivative financial instruments to limit exposure to interest rate risk. At December 31, 2001, we had fixed rate financial assets of $9.9 million held on average for two years, and variable rate financial assets of $102.9 million. At the same time, our subsidiaries had variable interest loans of $68.0 million. The potential loss over one year that would result from an increase or decrease of 10% in the interest rate is immaterial to our business and net assets.

Exchange rate risk. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the Israeli shekel and the U.S. dollar. Our functional currency, as well as that of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our, and our subsidiaries, Elron TeleSoft Inc. and Elron Software Inc., assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. Therefore the potential loss over one year that would result from an increase or decrease of 10% in the exchange rate is immaterial to our business and net assets.

Equity price risk. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies, which included, at December 31, 2001, Elbit Systems (Nasdaq: ESLT), Elbit Ltd. (Nasdaq: ELBT), Given Imaging (Nasdaq: GIVN) (in which RDC also has significant holding), NetManage (Nasdaq: NETM), Kana (Nasdaq: KANA), ArelNet (TASE: ARNT), and indirect holdings through Elbit Ltd. in Partner Communication Company Ltd. (Nasdaq: PTNR), Elbit Vision Systems (Nasdaq: EVSN) and Cisco (Nasdaq: CSCO). Stock prices in the industries of these companies have experienced significant historical volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities, will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2001, the fair market value of our holdings in public securities was approximately $333 million. A 10% decrease in equity prices would result in an approximately $33 million decrease in the fair market value of our publicly traded holdings.

Changes in the market value of our available-for-sale securities (which include our and RDC's holding in Given Imaging; our holding in NetManage and ArelNet; and Elbit's holding in Partner, Elbit Vision Systems, and Cisco) are reported in other comprehensive income, which is included as a component of shareholders' equity, and not as part of our results of operations.

NetManage's and ArelNet's shares were sold during the first quarter of 2002 with no material effect to our results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

ANDERSEN
Luboshitz Kasierer

To the shareholders of
Elron Electronic Industries Ltd.:

We have audited the accompanying consolidated balance sheets of Elron Electronic Industries Ltd. (the "Company"), an Israeli company, and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States and in Israel, including those prescribed under the Auditors' Regulations (Auditors' Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in United States.

Luboshitz Kasierer
Arthur Andersen

Tel Aviv, Israel
March 24, 2002

Consolidated Balance Sheets

IN THOUSANDS OF U.S. DOLLARS

		December 31,	
	Note	2001	2000
Assets			
Current assets:			
Cash and cash equivalents	(3)	90,404	60,575
Debentures and deposits	(4)	15,465	31,597
Marketable securities	(5)	237	26,108
Trade receivables, net	(6)	9,627	11,955
Other receivables and prepaid expenses		4,395	2,548
Inventories and work-in-progress		1,671	361
Total current assets		121,799	133,144
Long-term assets:			
Investments in affiliated companies	(7)	155,967	175,399
Other investments	(8)	27,484	16,186
Long-term deposits and debentures	(9)	6,689	8,268
Deferred taxes	(15)	–	909
Severance pay fund	(14)	2,313	2,744
Total long-term assets		192,453	203,506
Property and equipment, net	(10)	4,971	7,479
Other assets (net of accumulated amortization of $9,834 and $7,100 at December 31, 2001 and 2000, respectively)		19,801	26,216
Total assets		339,024	370,345

IN THOUSANDS OF U.S. DOLLARS

	Note	December 31, 2001	December 31, 2000
Liabilities and Shareholders' Equity			
Current liabilities:			
Short-term loans and current maturities of long-term loans from banks	(11)	16,617	16,458
Trade payables		4,515	3,080
Other payables and accrued expenses	(12)	9,321	21,940
Total current liabilities		30,453	41,478
Long-term liabilities:			
Long-term loans from banks	(13)	51,808	42,797
Retirement obligations	(14)	3,914	4,566
Deferred taxes	(15)	3,254	–
Other		383	–
Total long-term liabilities		59,359	47,363
Contingent liabilities, pledges and commitments	(16)		
Minority interest		1,040	1,461
Shareholders' equity:	(17)		
Ordinary shares of NIS 0.003 par value:			
Authorized – 31,500,000 shares issued and outstanding at December 31, 2001 – 21,213,664 shares (2000 – 21,188,664 shares)		9,567	9,567
Capital surplus		162,109	158,916
Accumulated other comprehensive income		49,745	36,459
Retained earnings		26,751	75,101
Total shareholders' equity		248,172	280,043
Total liabilities and shareholders' equity		339,024	370,345

AMI EREL
Chairman of the Board of Directors

AVRAHAM ASHERI
Director

Date of approval of financial statements: March 24, 2002

The accompanying notes to the consolidated financial statements form an integral part thereof.

Consolidated Statements of Operations

IN THOUSANDS OF U.S.DOLLARS
(EXCEPT SHARE AND PER SHARE DATA)

	Note	2001	2000	1999
		Year ended December 31,		
Income				
Revenues		32,859	39,162	39,863
Net earnings (losses) from equity investments	(19)	(24,558)	(7,218)	2,731
Gain from disposal and changes in holdings in related companies, net	(20)	3,179	26,400	32,516
Other income (expenses), net	(21)	(5,105)	43,458	28,211
Finance income		5,215	7,009	7,820
		11,590	108,811	111,141
Costs and expenses				
Cost of revenues		22,048	26,523	19,553
Research and development expenses		8,979	7,785	3,821
Marketing and selling expenses		10,587	14,710	10,025
General and administrative expenses		11,810	13,740	10,401
Amortization of other assets		3,734	3,180	3,128
Finance expenses		3,964	4,603	3,687
Retirement compensation	(22)	–	–	5,000
Restructuring charges	(23)	2,203	–	–
		63,325	70,541	55,615
Income (loss) before income taxes		(51,735)	38,270	55,526
Provision (credit) for income taxes	(15)	(2,947)	8,079	12,173
Income (loss) after income taxes		(48,788)	30,191	43,353
Minority interest		438	171	–
Net income (loss)		(48,350)	30,362	43,353
Earnings per share	(18)			
Basic per share data –				
Basic net income (loss) per ordinary share		(2.28)	1.43	2.05
Weighted average number of ordinary shares outstanding used in computing per share amounts (thousands)		21,191	21,172	21,112
Diluted per share data –				
Diluted net income (loss) per ordinary share		(2.29)	1.41	2.03
Weighted average number of ordinary shares outstanding used in computing per share amounts (thousands)		21,191	21,446	21,174

The accompanying notes to the consolidated financial statements form an integral part thereof.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

ELRON ELECTRONIC INDUSTRIES LTD.

IN THOUSANDS OF U.S.DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

	Number of shares	Share capital	Capital surplus	Accumulated other comprehensive income	Retained earnings	Total shareholders' equity	Total comprehensive income (loss)
Balance as of January 1, 1999	21,052,914	9,566	154,389	27,634	87,733	279,322	33,418
Dividend ($1.46 per share)	–	–	–	–	(30,858)	(30,858)	
Options exercised	87,750	1	797	–	–	798	
Other comprehensive income, net of tax:							
Unrealized gains on securities	–	–	–	186,014	–	186,014	186,014
Reclassification adjustment for gain realized in net income	–	–	–	(26,296)	–	(26,296)	(26,296)
Foreign currency translation adjustment	–	–		(50)	–	(50)	(50)
Changes in capital surplus in affiliated companies	–	–	933	–	–	933	–
Amortization of deferred stock compensation	–	–	92	–	–	92	–
Net income	–	–	–	–	43,353	43,353	43,353
Balance as of December 31, 1999	21,140,664	9,567	156,211	187,302	100,228	453,308	203,021
Dividend ($1.90 per share)	–	–	–	–	(55,489)	(55,489)	
Options exercised	48,000	–	485	–	–	485	
Other comprehensive income, net of tax:							
Unrealized loss on securities	–	–	–	(122,072)	–	(122,072)	(122,072)
Reclassification adjustment for gain realized in net income	–	–	–	(28,786)	–	(28,786)	(28,786)
Foreign currency translation adjustment	–	–	–	15	–	15	15
Changes in capital surplus in affiliated companies	–	–	1,975	–	–	1,975	–
Amortization of deferred stock compensation	–	–	245	–	–	245	–
Net income	–	–	–	–	30,362	30,362	30,362
Balance as of December 31, 2000	21,188,664	9,567	158,916	36,459	75,101	280,043	(120,481)
Options exercised	25,000	–	306	–	–	306	
Other comprehensive income, net of tax:							
Unrealized gains on securities	–	–	–	14,364	–	14,364	14,364
Reclassification adjustment for gain realized in net income	–	–	–	(1,056)	–	(1,056)	(1,056)
Foreign currency translation adjustment	–	–	–	(22)	–	(22)	(22)
Changes in capital surplus in affiliated companies	–	–	2,893	–	–	2,893	–
Amortization of deferred stock compensation	–	–	(6)	–	–	(6)	–
Net loss	–	–	–	–	(48,350)	(48,350)	(48,350)
Balance as of December 31, 2001	21,213,664	9,567	162,109	49,745	26,751	248,172	(35,064)

Consolidated Statements of Cash Flows

IN THOUSANDS OF U.S. DOLLARS

	Year ended December 31, 2001	2000	1999
Cash Flows from Operating Activities			
Net income (loss)	(48,350)	30,362	43,353
Adjustments to reconcile net income to net cash provided by operating activities:			
Income and expenses not affecting operating cash flows:			
Net (earnings) losses from equity investments	24,558	7,218	(2,731)
Dividend from affiliated companies	13,805	13,242	20,237
Minority's share in loss	(438)	(171)	–
Gain from changes in holdings in related companies, net	(3,179)	(26,400)	(1,075)
Gain from sale of other investments	(999)	(27,288)	(27,926)
Gain from sale of holdings in Elbit Medical Imaging	–	–	(31,441)
Depreciation and amortization	6,362	5,122	4,503
Decrease (increase) in other investments and accrued interest	1,468	615	(2,312)
Amortization of deferred stock compensation	29	1,745	92
Deferred taxes	(2,796)	2,229	–
Restructuring charges	774	–	–
Other	(206)	(175)	372
Changes in operating assets and liabilities:			
Increase (decrease) in trade receivables	2,328	(1,059)	(2,732)
Decrease (increase) in other receivables and prepaid expenses	(1,305)	(827)	624
Decrease (increase) in trading account securities	16,652	48	(1,997)
Decrease (increase) in inventories	(1,310)	(47)	473
Increase in trade payables	1,435	1,212	425
Increase (decrease) in other payables and accrued expenses	(7,711)	5,290	27
Net cash provided by (used in) operating activities	1,117	11,116	(108)
Cash Flows from Investing Activities			
Investment in affiliated companies	(16,526)	(26,461)	(3,758)
Other investments	(3,305)	(5,307)	(4,911)
Proceeds from sale of other investments	1,115	152	4,162
Proceeds from repayment of convertible debentures	–	–	4,832
Proceeds from sale of available for sale securities	1,332	22,282	29,305
Proceeds from sale of holdings in Elbit Medical Imaging	–	–	127,849
Proceeds from sale of ESL shares	6,655	–	–
Investments in held to maturity debentures	(12,213)	(59,309)	(126,860)
Proceeds from maturities and sale of held to maturity debentures	39,357	104,025	42,460
Purchase of property and equipment	(1,132)	(4,549)	(3,363)
Proceeds from sale of property and equipment and other investments	311	81	171
Proceeds from sale of activities	3,430	–	–
Net cash provided by investing activities	19,024	30,914	69,887
Cash Flows from Financing Activities			
Proceeds from options exercised	306	485	798
Proceeds from options exercised in a subsidiary	71	171	–
Long-term loans from banks	9,540	10,632	3,926
Repayment of long-term loans	(630)	(10,417)	(234)
Increase in short-term bank credit, net	401	11,130	2,638
Proceeds from issuance of shares to the minority interest in a subsidiary	–	4,626	–
Cash dividend	–	(55,489)	(30,858)
Net cash provided by (used in) financing activities	9,688	(38,862)	(23,730)
Increase in cash and cash equivalents	29,829	3,168	46,049
Cash and cash equivalents at the beginning of the year	60,575	57,407	11,358
Cash and cash equivalents at the end of the year	90,404	60,575	57,407

The accompanying notes to the consolidated financial statements form an integral part thereof.

IN THOUSANDS OF U.S. DOLLARS

	Year ended December 31,		
	2001	2000	1999
ɪpplemental cash flows information:			
Cash paid for:			
Income tax	6,025	2,459	10,650
Interest	4,202	3,929	1,300
ɔn-cash transaction:			
Investment in NetVision against liabilities	–	3,500	–
Exchange of marketable securities	2,140	7,823	–

The accompanying notes to the consolidated financial statements form an integral part thereof.

IN THOUSANDS OF U.S. DOLLARS

Note 1 General

A. Elron Electronic Industries Ltd. ("Elron" or "the Company"), an Israeli corporation, is a multi-national high technology operational holding company. Elron's global business is conducted through subsidiaries and affiliates ("related companies"), primarily in the fields of defense electronics, software, communication, medical devices and semiconductors.

B. On October 31, 2001, the Company signed a merger agreement with Elbit Ltd. ("Elbit"), held approximately 44% by Elron as of December 31, 2001. Pursuant to the merger agreement, Elbit will be merged with Elron and Elron will issue to Elbit's shareholders, other than Elron, newly issued Elron's shares based on an exchange ratio of 0.45 Elron ordinary share for each ordinary share of Elbit.

The completion of the transaction is subject to certain conditions including the approval of shareholders and creditors of both companies, court approval and the receipt of regulatory approvals required by law. There is no assurance that all the approvals will be obtained and that the merger will be consummated.

The meeting of shareholders, creditors and optionholders for approval of the merger is scheduled for April 2002.

C. On November 19, 2001, the Company signed a share purchase agreement with Discount Investment Corporation Ltd. ("DIC") (which holds approximately 42% of Elron's shares as of December 31, 2001) to purchase DIC's share in DEP Technology Holding Ltd. ("DEP") (held 33% by Elron and 67% by DIC as of December 31, 2001) including loans given by DIC to a subsidiary of DEP in exchange for 2,261,843 Elron shares.

The completion of the transaction is subject to the approval of Elron's shareholders and other approvals required by law. There is no assurance that all the approvals will be obtained and that the share purchase will be consummated.

The share purchase will be submitted for the approval of the shareholders at the meeting for the approval of the merger scheduled for April 2002 but is not conditional upon the merger.

D. Elron's activities in the field of software products are conducted by its majority-owned subsidiaries Elron Software Inc. ("ESI") and Elron Telesoft Inc. ("ETI").

(1) On April 1, 2000, ESI transferred substantially all the assets and liabilities of the systems and projects division to ETI. Following this transaction, ESI focuses on Internet software products activities and ETI focuses on the system integration and projects activity division of Elron.

(2) In the third quarter of 2000, ESI issued 615,764 shares (2.5% of its share capital) to a third party in consideration for $5,000. As a result, Elron holdings in ESI decreased to 96%. Elron recorded in 2000 a gain of approximately $4,500.

(3) During the third quarter of 2001, ETI sold certain activities in its E-business field to Forsoft Multimedia Solutions Ltd. in consideration for $3,400 and with no material effect on the consolidated results of operations.

(4) In November 2001, ETI signed an agreement with Elbit Systems Ltd. ("ESL"), held approximately 21% by Elron, for the sale of the net assets and activities in the government field in consideration for approximately $5,700. The transaction was closed in 2002. The transaction will result in an immaterial gain. In February 2002, an objection was filed to the transaction with the Restrictive Trade Practices Court. A response to the objection has not yet been filed.

Note 1 General (Cont.)

E. The financial statements have been prepared in U.S. dollars, since the currency of the primary economic environment in which the operations of the Company and its principal subsidiaries and affiliates are conducted is the U.S. dollar. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured into U.S. dollars in accordance with principles set forth in Statement of Financial Accounting Standards (SFAS) No. 52.

Accordingly, items have been remeasured as follows:

Monetary items – at the exchange rate in effect on the balance sheet date.

Non-monetary items – at historical exchange rates.

Revenue and expense items – at the exchange rates in effect as of the date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from the remeasurement mentioned above (which are immaterial for all periods presented) are reflected in the statement of operations in finance income or expenses.

F. Certain prior year amounts were reclassified to conform with current year financial statement presentation.

G. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reported period. Actual results could differ from those estimates.

Note 2 Significant Accounting Policies

The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States ("US GAAP"). See Note 26 to the financial statements for the reconciliation from U.S. GAAP to Israeli GAAP.

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries ESI and ETI. Material inter-company balances and transactions have been eliminated upon consolidation.

B. EXCHANGE RATES AND LINKED BALANCES

Balances in Israeli currency, or linked to a currency other than the U.S. dollar, are included at the rate of exchange prevailing on the balance sheet date. The representative rate of exchange of the U.S. dollar at the balance sheet date was NIS 4.416 (December 31, 2000 - NIS 4.041).

Note 2 Significant Accounting Policies (Cont.)

C. CASH AND CASH EQUIVALENTS

Liquid investments, not pledged and with original maturity of three months or less, are considered cash equivalents.

D. SHORT-TERM DEPOSITS

Bank deposits with maturities of more than three months but less than one year are included in short-term deposits.

E. MARKETABLE SECURITIES

The Company accounts for investments quoted in debt and equity securities (other than those accounted for under the equity method of accounting) in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". Marketable debentures held to maturity are stated at cost plus accrued interest. Marketable securities classified as "trading securities" are stated at market value. Changes in the fair market value are included in other income.

Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale, along with any investments in equity securities that have not been classified as "trading securities". Securities available-for-sale are carried at fair value, with the unrealized gains and losses, net of income taxes, reported as a separate component of shareholders' equity as accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statements of operations.

F. INVENTORIES

Inventories are stated at the lower of cost or market. Inventories work-in-progress, which consists of cost of materials, direct labo and production overhead.

G. AFFILIATED COMPANIES

The Company applies the equity method of accounting for its investments in the following affiliated companies in which it has significant influence:

- Elbit Ltd. ("Elbit")
- Elbit Systems Ltd. ("ESL")
- DEP Technology Holdings Ltd. ("DEP")
- Chip Express Corporation ("Chip Express")
- NetVision Ltd. ("NetVision")
- Storlogic Ltd. ("Storlogic") (until December 1999)
- MediaGate N.V. ("MediaGate")
- Wavion Inc. ("Wavion")
- Kidum - Elron IT Ltd. ("KIT")
- Pulsicom Israel Technologies Ltd. ("Pulsicom")

Investments are accounted for using the equity method of accounting if the investment gives the Company the ability to exercise significant influence, but not control, over an investee. Significant influence is generally deemed to exist if the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's board of directors and the impact of arrangements, are considered in determining whether the equity method of accounting is appropriate.

Note 2 Significant Accounting Policies (Cont.)

G. AFFILIATED COMPANIES (CONT.)

A proportionate share of intercompany profits and losses arising from transactions with affiliated companies is eliminated until realized.

Gains arising from issuance of shares by subsidiaries and affiliated companies to third parties are recorded as "Gains from disposal and changes in holdings in related companies, net" in the consolidated statements of operations, unless the issuing company is a development stage company for which the gain (loss) from issuance is accounted for as an equity transaction pursuant to SAB 51.

H. OTHER INVESTMENTS

Other investments, include marketable securities which are considered available-for-sale, investments in private companies which are presented at cost, but not in excess of realizable fair value as estimated by management, and an investment in a partnership which is accounted for based on the equity method of accounting.

I. LONG-LIVED ASSETS

Property and equipment are stated at cost less depreciation computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

	%
Computers, instruments and office equipment	20 – 33
Motor vehicles	15
Furniture	6 –7
Leasehold improvements	over the term of the lease

Acquisition costs related to goodwill and other intangible assets arising from acquisition of affiliated companies and activities, are amortized by the straight-line method over a period of 5-15 years. The Company assesses on an ongoing basis the recoverability of long-lived assets, including goodwill and other intangible assets, based on estimates of future undiscounted cash flows for the applicable business compared to net book value. If the future undiscounted cash flows estimates are less than the net book value, net book value will then be reduced to estimated fair value. Estimated fair value is generally based on either appraised value or measured by discounted estimated cash flows. The Company also evaluates the amortization periods of all assets to determine whether events or circumstances warrant revised estimates of useful lives.

J. REVENUE RECOGNITION

The Company's subsidaries develop, market, license and support computer software products and provide related services and convey the rights to use the software products to customers under perpetual license agreements and convey the rights to product support and enhancements in annual maintenance agreements. Revenues from product sales are recognized in conformity with the Statement of Position "Software Revenue Recognition" ("SOP 97-2"), promulgated by the American Institute of Certified Public Accountants ("AICPA"). This SOP requires that revenue be recognized after all of the following occurs: the software is delivered, collection is probable, fees are fixed or determinable, vendor-specific objective evidence exists to allocate total fee to elements of an arrangement, and persuasive evidence of an arrangement exists. Maintenance revenue is recognized over the term of the contract period, which is generally one year. Training revenue is recognized as the services are provided.

Note 2 Significant Accounting Policies (Cont.)

J. REVENUE RECOGNITION (CONT.)

The Company's subsidiaries provide their customers with rights of return and have provided an estimate of the allowance for returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." Reserves for estimated returns and allowances are provided at the time revenue is recognized. Such reserves are recorded based upon historical rates of returns, distributor inventory levels and other factors.

Income derived from projects related to software development is recognized upon the percentage of completion method, provided that a material portion of costs have been incurred or that a material portion of milestones have been achieved and where contract results can reasonably be estimated. Provision for losses, if any, on uncompleted contracts are made in the period when such losses are apparent.

K. RESEARCH AND DEVELOPMENT EXPENSES

SFAS No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon completion of a working model. The Company does not incur material costs between the completion of the working model and the point at which the product is ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

L. MARKETING AND SELLING EXPENSES

Marketing and selling expenses are charged to operations as incurred.

M. DEFERRED INCOME TAXES

The Company accounts for deferred income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

N. EARNINGS PER SHARE

Earnings per share are computed according to SFAS No. 128. Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed taking into account options where dilutive.

O. SHARE-BASED COMPENSATION

The Company has adopted the disclosure provisions of SFAS No.123, "Accounting for Stock-Based Compensation," and the accounting rules set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" including the FASB issued interpretation 44, "Accounting for Certain Transactions Involving Stock Compensation – an Interpretation of APB 25".

A pro forma disclosure as if the fair value method had been applied has been provided in Note 17B.

IN THOUSANDS OF U.S. DOLLARS

Note 2 Significant Accounting Policies (Cont.)

P. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosure about Fair Value of Financial instruments" requires disclosure of an estimate of the fair value of certain financial instruments. The Company's financial instruments consist of cash equivalents, deposits and debentures, accounts receivable, accounts payable, capital leases and debt. The estimated fair value of these financial instruments approximates their carrying value at December 31, 2001 and 2000, unless otherwise stated. The estimated fair values have been determined through information obtained from market sources and management estimates.

Q. DERIVATIVE FINANCIAL INSTRUMENTS

Effective Janaury 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The Company's derivative financial instruments may consist of foreign currency forward exchange and certain option contracts. These contracts may be utilized by the Company, from time to time, to manage risk exposure to movements in foreign exchange rates and to movements in prices of marketable equity securities. These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quotes, where available, or based on pricing models. Changes in fair value are recognized in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and the type of hedge transaction. The adoption of SFAS No. 133 had no material impact on reported earnings for the year ended December 31, 2001.

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

(1) In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company is currently evaluating the effect that adoption of the provisions of SFAS 142 that are effective January 1, 2002, will have on its results of operations and financial positions. Had the Company adopted SFAS 142 on January 1, 2001, the Company would not have recorded amortization of goodwill of approximately $1,500 in the year ended December 31, 2001.

(2) In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Although SFAS 144 supersedes FASB Statement 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

IN THOUSANDS OF U.S. DOLLARS

Note 3 Cash and Cash Equivalents

Includes mainly bank deposits in U.S. dollars in the amount of $86,052 (2000 – $53,705), bearing annual interest rates of 1.75% - 1.98% (as of December 31, 2001).

Note 4 Debentures and Deposits

	Annual rate of interest (%)**	December 31, 2001	December 31, 2000
Marketable debenture held to maturity*	5.40 – 7.50	3,252	25,036
Deposits	1.75 – 1.98	12,213	6,561
		15,465	31,597
*Market value of marketable debentures		3,230	24,354

**Rates of interest are as of December 31, 2001

Liens – see Note 16.

Note 5 Marketable Securities

	December 31, 2001	December 31, 2000
Shares	237	10,101
Marketable mutual funds	–	9,528
Put options	–	6,479
	237	26,108

Note 6 Trade Receivables, Net

	December 31, 2001	December 31, 2000
Open balances*	4,263	6,695
Unbilled receivables	5,364	5,260
	9,627	11,955
*Net of allowance for doubtful accounts	252	545

IN THOUSANDS OF U.S. DOLLARS

Note 7 Investments in Affiliated Companies

A. MAJOR AFFILIATED COMPANIES ARE AS FOLLOWS:

		December 31,	
	Note	2001 %	2000 %
ESL	D (1)	21.2	22.5
Elbit	D (2)	44.0	41.5
DEP	D (4)	33.3	33.3
Chip Express		34.2	34.0
NetVision	D (5)	45.9	46.2
MediaGate	D (7)	28.8	29.1
Wavion	D (8)	44.8	44.9
KIT	D (9)	28.6	28.6
Pulsicom	D (10)	17.0	–

B. COMPOSITION OF INVESTMENTS:

	Cost of shares and loans[2]	Equity in post acquisition profits (losses) and capital surplus	Total investment[1]
As of December 31, 2001			
ESL	30,474	50,411	80,885
Elbit	47,095	13,861	60,956
Others	63,060	(48,934)	14,126
	140,629	15,338	155,967
[1]Includes balance of unamortized goodwill			3,079
As of December 31, 2000			
ESL	30,474	46,458	76,932
Elbit	43,530	31,208	74,738
Others	53,865	(30,136)	23,729
	127,869	47,530	175,399
[1]Includes balance of unamortized goodwill			12,894

[2]Includes loans in the amount of $7,336 (2000 – $1,651)

Note 7 Investments in Affiliated Companies (Cont.)

C. FAIR MARKET VALUE OF MARKETABLE SECURITIES:

	December 31, 2001	December 31, 2000
	(U.S. dollars in millions)	
ESL shares	152	109
Elbit shares	61	50

Shares of ESL and Elbit are quoted on the Tel Aviv Stock Exchange and over the counter on the Nasdaq in the Unites States.

D. ADDITIONAL INFORMATION

(1) ESL

On July 5, 2000, the merger between ESL and El-Op Electro-Optical Industries Ltd. ("El-Op") was completed. As part of the merger transaction, ESL issued 12,100,000 ordinary shares representing 32% of ESL's share capital to the shareholders of El-Op with a value of $180,000, in consideration for their shares in El-Op. The number of shares is subject to future price adjustments upon occurrence of certain significant conditions specified in the merger agreement. As a result of the merger, Elron's share in ESL decreased from 33.0% to 22.5%.

The merger was recorded in ESL's financial statements based on the fair market value of the ESL shares issued according to the purchase method. As a result of the merger, Elron recorded in the third quarter of 2000 a gain of approximately $19,000 from the decrease in holdings in ESL.

ESL's results in 2000 included a charge for purchased in-process research and development as a result of the merger with El-Op in the amount of $40,000 and restructuring costs in the amount of approximately $22,100.

In the fourth quarter of 2001, Elron sold 380,000 shares of ESL for approximately $6,600. As a result, Elron recorded a gain of approximately $3,000 and its share in ESL decreased to 21.2%.

(2) Elbit

During 2000, Elbit completed the sale of its entire interest in Peach Networks Ltd. ("Peach") to Microsoft Corporation for approximately $43,000. In addition, Elbit completed the sale of the assets, properties, rights, and certain liabilities of HyNEX Ltd. ("HyNEX"), in which Elbit held approximately 77% on a fully diluted basis, to Cisco Systems Inc. ("Cisco") in consideration for $107,000, of which approximately $11,000 was paid in cash and the balance was in Cisco's shares. As a result, Elbit recorded a capital gain, before taxes and minority interest, of approximately $129,000.

In the first quarter of 2001, Elron purchased an additional 600,000 shares of Elbit in consideration for approximately $3,600. As a result, Elron's share in Elbit increased to approximately 44%.

IN THOUSANDS OF U.S. DOLLARS

Note 7 Investments in Affiliated Companies (Cont.)

D. ADDITIONAL INFORMATION (CONT.)

(3) EMI

On May 4, 1999, Elron completed the sale of all its holdings in EMI to Europe Israel (M.M.S.) Ltd. for $127,800 in addition to $17,200 dividend received from EMI on April 13, 1999. As a result, the Company recorded a gain before tax of approximately $31,700. The consideration is subject to adjustments in connection with certain EMI commitments through December 31, 2003, related to provision included in EMI's balance sheet as of December 31, 1998, in accordance with indemnification determined in the sale agreement. The Company's management is of the opinion that EMI's reports and those of its subsidiaries include sufficient provision for full coverage of the above commitments.

(4) DEP

Elron has undertaken to invest, parallel to the other shareholders, up to $6,000 in the share capital and capital notes of DEP, and up to $3,000 as participation in research and development budgets, and in payments representing percentages of yearly sales or yearly increase in the book value of the holdings of its subsidiary, RDC Rafael Development Corporation Ltd. ("RDC"). Through the end of 2001, Elron has invested $6,000 in the share capital and capital notes of DEP, and approximately $1,050 as participation in research and development budgets in payments representing percentages of yearly sales.

In August 2000, the Company's shareholders approved the co-investment activity with the other shareholder in DEP (DIC) in high-tech companies through DEP in the aggregate amount of up to $80,000. Through the end of 2001, Elron has invested approximately $6,000 in companies through DEP.

(5) NetVision

In 2000, the Company, together with Tevel International Communications Ltd. (the other major shareholder in NetVision), purchased in equal parts the shares of NetVision held by Orek-Monitin group according to NetVision's valuation of $70,000 and for a total consideration of approximately $23,300. The Company has purchased 400,000 preferred shares of NetVision in consideration for approximately $11,700 of which $8,200 and $3,500 were paid in 2000 and 2001, respectively. As a result of these transactions, the Company's holdings in NetVision's preferred shares increased to 50%.

(6) Storlogic

In 1999, Elron sold its holding in Storlogic with no consideration and wrote off its loans to Storlogic in the amount of $1,272. The loans are convertible into shares subject to certain conditions set forth in the loan agreement.

(7) MediaGate

During 2000, MediaGate issued, in two private placements and through exercise of options, approximately 10,200,000 shares in consideration for approximately $12,000. Elron purchased approximately 1,500,000 shares from existing shareholders and in these private placements, in consideration for approximately $1,600. As a result, Elron's interest in MediaGate decreased to 29.1%, resulting in a gain of $3,104.

During 2001, Elron invested $2,794 in MediaGate by way of convertible loans.

IN THOUSANDS OF U.S. DOLLARS

Note 7 Investments in Affiliated Companies (Cont.)

(8) Wavion

During 2000, Elron invested $5,000 in Wavion, which develops a wideband wireless communication system for fast Internet communication for the residential and small business markets, in consideration for 45% of Wavion's outstanding share capital.

During 2001, Elron invested $1,000 in Wavion by way of convertible loans.

(9) KIT

In 2000, Elron invested $6,000 in KIT in consideration for 28.6% of KIT's outstanding share capital. KIT was formed in 2000, by the Kidum group, and it offers academic education through the Internet.

During 2001, Elron invested $1,000 in KIT by way of convertible loans.

(10) Pulsicom

In 2001, Elron invested $1,618 in Pulsicom in consideration for 17% of Pulsicom's outstanding share capital. Pulsicom was formed in 2000 and is engaged in research and development of communication technology.

E. As of December 31, 2001, the Company had commitments in the aggregate amount of $1,500 to invest in certain of its group companies.

IN THOUSANDS OF U.S. DOLLARS

Note 7 Investments in Affiliated Companies (Cont.)

F. SUMMARIZED INFORMATION

Summarized combined financial information of ESL, Elbit, NetVision, and of other companies (which include DEP, Chip Express, MediaGate, Wavion, KIT, and Pulsicom) is as follows:

	ESL	Elbit	NetVision	Others
Balance sheet information -				
December 31, 2001:				
Current assets	509,448	30,157	14,853	15,685
Total assets	899,552	209,431	27,990	48,619
Current liabilities	385,521	9,858	38,273	30,991
Long-term liabilities	130,052	57,431	1,967	10,109
Minority interest	5,994	91	–	792
Shareholders' equity (deficiency)	377,985	142,051	(12,250)	6,727
December 31, 2000:				
Current assets	429,449	117,879	17,489	25,429
Total assets	832,002	276,561	30,989	49,564
Current liabilities	355,400	37,369	38,442	17,651
Long-term liabilities	130,916	49,346	1,467	11,541
Minority interest	4,958	6,028	–	(1,802)
Shareholders' equity (deficiency)	340,728	183,818	(8,920)	22,174
Statement of operations information –				
Year ended December 31, 2001:				
Total income	764,501	1,000	58,909	20,778
Gross profit	210,544	499	5,450	10,458
Income (loss) from continuing operations	40,796	(31,539)	(3,601)	(35,164)
Year ended December 31, 2000:				
Total income	591,084	3,011	48,488	39,072
Gross profit (loss)	154,659	424	(9,009)	12,558
Income (loss) from continuing operations	(20,531)	45,233	(24,772)	(24,874)
Year ended December 31, 1999:				
Total income	436,030	3,053	35,501	32,410
Gross profit	121,721	319	9,631	8,996
Income (loss) from continuing operations	30,833	5,290	(3,724)	(15,269)

IN THOUSANDS OF U.S. DOLLARS

Note 8 Other Investments

	December 31, 2001	December 31, 2000
Given Imaging[1] [2]	15,896	3,404
Other available-for-sale securities[1]	776	2,853
Gemini Fund, L.P.	421	1,871
Non marketable securities and other investments:		
Oren	5,524	4,124
Witcom	2,283	2,283
Others	2,584	1,651
	10,391	8,058
	27,484	16,186
[1] includes unrealized gains	12,332	1,420

[2] Given Imaging's ("Given") ordinary shares are listed on the Nasdaq National Market under the symbol "GIVN," commencing on October 4, 2001, after it completed its initial public offering of 5,000,000 shares at a price of $12.00 per share. As a result of the offering, Elron's direct interest in Given reduced from 9.3% to approximately 7.3%. Given's shares held by the Company are not registered. Therefore, only the portion of the Company's investment in Given that can be sold under Rule 144 under the Securities Act of 1933 is classified as "available-for-sale" and stated at fair market value. The remaining shares are presented at cost. The investment in Given is presented in the balance sheet as follows:

	December 31, 2001	December 31, 2000
At market value	13,452	-
At cost	2,444	3,404
	15,896	3,404

The market value of the total investment in Given as of December 31, 2001, amounts to $32,682.

IN THOUSANDS OF U.S. DOLLARS

Note 9 Long-term Deposits and Debentures

The amount includes mainly debentures held-to-maturity, which are denominated in U.S. dollars bearing interest rates of 5.4% to 9.4% per annum (at December 31, 2001) and mature in the following years:

2003	2,652
2004	648
2005	3,389
	6,689

Note 10 Property and Equipment, Net

	December 31, 2001	December 31, 2000
Leasehold improvements	3,967	3,812
Computers and furniture	4978	5,390
Motor vehicles	1,506	2,058
	10,451	11,260
Less - accumulated depreciation	5,480	3,781
Property and equipment, net	4,971	7,479

Depreciation expenses amounted to approximately $1,375, $1,940 and $2,628 for the years ended December 31, 1999, 2000 and 2001, respectively.

Note 11 Short-term Loans from Banks

	Interest rate % *	December 31, 2001	December 31, 2000
Short-term loans from banks**	3.63 – 4.13	16,009	16,025
Current maturities of long-term loans		608	433
		16,617	16,458

*Rates as of December 31, 2001

**Mainly in U.S. dollars bearing interest of LIBOR plus 1.0% to 1.5%.

Liens – see Note 16.

IN THOUSANDS OF U.S. DOLLARS

Note 12 Other Payables and Accrued Expenses

	December 31, 2001	December 31, 2000
Payroll and related expenses*	3,347	4,685
Provision for income taxes	–	5,404
Advances from customers	435	182
Accrued expenses	2,483	3,044
Deferred revenues	1,824	1,963
Deferred taxes	–	1,990
Others (**)	1,232	4,672
	9,321	21,940
(*) Includes provision for vacation pay	1,331	2,023
(**)Includes provision for purchase of NetVision's shares	–	3,500

Note 13 Long-term Loans from Banks

	Interest rate %*	December 31, 2001	December 31, 2000
Long-term loans from banks	3.00 – 4.13	52,416	43,230
Less-current maturities		608	433
		51,808	42,797

The loans bear annual interest of Libor plus 0.4% – 1.5%.

*Rates as of December 31, 2001

The maturities of long-term loans for years subsequent to the balance sheet date are as follows:

First year (current maturities)	608
Second year	51,414
Third year	227
Fourth year	167
	52,416

Liens – see Note 16.

IN THOUSANDS OF U.S. DOLLARS

Note 14 Retirement Obligations

Under Israeli law and labor agreements, the Company and its subsidiaries in Israel are required to make severance payments to their dismissed employees and employees leaving employment in certain other circumstances. The companies' severance pay liability to employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected in the balance sheet on an accrual basis, and is partially funded by purchase of insurance policies in the name of the companies. Severance pay expense for the years ended December 31, 1999, 2000 and 2001 amounted to $704, $405 and $277, respectively.

The Company's U.S. subsidiaries adopted, in respect of their U.S. employees, retirement plans, which are qualified under section 401(K) of the Internal Revenue Code. Pursuant to the 401(K) plan, eligible participants may elect to contribute a percentage of their annual gross compensation to the 401(K) plan. Contributions to the 401(K) plan by the Company are discretionary. Total expenses under the 401(K) plan amounted to $72, $126 and $119 for the years ended December 31, 1999, 2000 and 2001, respectively.

Note 15 Income Taxes

A. The Company and its subsidiaries in Israel are assessed for tax purposes under the provisions of the Israeli Income Tax Law (Inflationary Adjustments), 1985. This law entitles the companies to a tax deduction for the preservation of equity invested in non-fixed assets (as defined). The deduction is measured by the change in the Consumer Price Index ("CPI") in Israel. In the year ended December 31, 2001, the change in the CPI in Israel was 1.4%.

B. TAXES ON INCOME:

	Year ended December 31,		
	2001	2000	1999
Current taxes	435	6,308	12,354
Deferred taxes	(2,570)	1,771	(181)
Previous years	(812)	–	–
	(2,947)	8,079	12,173

IN THOUSANDS OF U.S. DOLLARS

Note 15 Income Taxes (Cont.)

C. Main components of net deferred tax assets and liabilities are as follows:

		Deferred tax asset		Deferred tax liability	
	Total	Non-current	Current	Current	Non-current
As of December 31, 2001					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	368	–	368	–	–
Severance pay, net	167	167	–	–	–
Trading account securities	3	–	3	–	–
Equity investments, net	16,294	16,294	–	–	–
Property and equipment and other assets	8,386	8,386	–	–	–
Tax losses carryforward	16,508	15,772	736	–	–
Other	1,558	1,558	–	–	–
	43,284	42,177	1,107	–	–
Deferred tax liabilities:					
Available-for-sale securities	(3,254)	–	–	–	(3,254)
	40,030	42,177	1,107	–	(3,254)
Valuation allowance	(42,545)	(42,177)	(368)	–	–
	(2,515)	–	739	–	(3,254)
As of December 31, 2000					
Deferred tax assets:					
Provision for doubtful accounts, vacation and others	947	–	947	–	–
Severance pay, net	204	204	–	–	–
Available-for-sale securities	705	705	–	–	–
Equity investments, net	8,077	8,077	–	–	–
Property and equipment	210	210	–	–	–
Tax losses carryforward	5,786	5,786	–	–	–
Other	650	650	–	–	–
	16,579	15,632	947	–	–
Deferred tax liabilities:					
Trading account securities	(1,990)	–	–	(1,990)	–
	14,589	15,632	947	(1,990)	–
Valuation allowance	(15,474)	(14,723)	(751)	–	–
	(885)	909	196	(1,990)	–

IN THOUSANDS OF U.S. DOLLARS

Note 15 Income Taxes (Cont.)

D. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate, and the actual tax expense.

	Year ended December 31,		
	2001	2000	1999
Statutory tax rate	36%	36%	36%
Theoretical tax expense (income)	(18,625)	14,236	19,989
Net (earnings) losses from equity investments	8,841	2,778	(633)
Tax exempt and reduced tax rate on capital gains	-	(2,024)	-
Tax exempt income, net of non-deductible expenses	(1,916)	(2,842)	(798)
Differences arising from the basis of measurement for tax purposes	(3,185)	(4,069)	5,500
Losses for tax purposes for which a tax benefit was not recorded	12,750	-	-
Realization of net loss carryforwards	-	-	(11,885)
Taxes in respect of previous years	(812)	-	-
Total	(2,947)	8,079	12,173
Effective tax rate	5.7%	21.1%	21.9%

E. As of December 31, 2001, ESI, which is subject to U.S income taxes, had a tax loss carryforward of approximately $14,511, which expires in the years 2018 to 2021.

As of December 31, 2001, ETI, which is subject to U.S. income taxes, had a tax loss carryforward of approximately $20,700, which expires in the years 2020 to 2021.

As of December 31, 2001, Elron, which is subject to Israel income taxes, had a tax loss carryforward of approximately $3,000.

F. The Company and ETI's subsidiaries in Israel have final tax assessments for the years up to and including 1999. ETI and ESI have not been assessed since inception.

G. Income (loss) before income taxes is comprised as follows:

	Year ended December 31,		
	2001	2000	1999
Domestic	(26,079)	65,932	61,612
Foreign	(25,656)	(27,662)	(6,086)
	(51,735)	38,270	55,526

IN THOUSANDS OF U.S. DOLLARS

Note 16 Contingent Liabilities, Pledges and Commitments

A. The Company and its subsidiaries have operating lease agreements in respect of their premises for periods ending in 2006. Rent expenses amounted to approximately $1,138, $1,329 and $2,416 for the years ended December 31, 1999, 2000 and 2001, respectively. The future minimum rental payments under these agreements in the years following the balance sheet date are as follows:

First year	1,838
Second year	1,746
Third year	1,652
Fourth year	984
Fifth year	50
	6,270

Elron is the guarantor for the lease agreements of ESI and ETI in respect of their facilities in the United States in the amount of $4,600.

B. ESI has a number of royalty-bearing agreements for technology included in its products, generally as a percentage of net revenue earned. Royalty expenses amounted to approximately $358, $456 and $388 for the years ended December 31, 1999, 2000 and 2001, respectively.

C. The credit lines of Elron's subsidiaries, in the aggregate amount of $25,500, of which, as of December 31, 2001, $22,115 was utilized, are collateralized by Elron's investment in marketable securities and are fully guaranteed by Elron. In addition, Elron gave guarantees to banks of approximately $45,000 to secure bank loans taken by ETI and provided a letter of comfort pursuant to which the Company undertakes not to dilute its holdings in ETI below a certain percentage. The Company also agreed to subordinate any amounts owed to it by ETI, other than interest on outstanding loans and payments in the ordinary course of business.

D. The Company has provided letters of comfort in connection with a credit line granted to NetVision by banks. The comfort letters were jointly provided with the other major shareholder of NetVision, pursuant to which the Company and the other shareholder undertook not to dilute their holdings in NetVision below a certain percentage.

E. ETI has pledged vehicles as security for bank loans amounting to $450.

F. ETI and Elron are guarantors for performance guarantees given to customers by ETI in the amount of approximately $2,500.

G. LEGAL PROCEEDING:

(1) On March 1, 1999, the Company and others received a copy of a claim and request to approve such claim as a class action on behalf of all persons who sold options of Elbit Ltd. between August 1, 1998 and August 31, 1998. The allegation raised by the claimants is that the defendants failed to disclose the negotiation regarding the sale of substantial assets of Elscint. The claim is for approximately $1,600. In November 2001, a settlement agreement providing for the dismissal of the claim against Elron and others except Elbit Medical Imaging Ltd. ("EMI") (formerly an affiliated company) was signed. The settlement agreement may still be cancelled by EMI under certain circumstances, and accordingly, is not yet considered final.

IN THOUSANDS OF U.S. DOLLARS

Note 16 Contingent Liabilities, Pledges and Commitments (Cont.)

G. LEGAL PROCEEDING (CONT.)

(2) During September 1999, the Company received copies of two claims and a request to approve such claims as a class action on behalf of public shareholders of Elscint against the Company and others. The allegation raised by the claimants related to the decision regarding the sale of Elscint's substantial assets. The claim has been stayed pursuant to an arrangement reached by the parties pending the outcome of the appeal in the claim described in paragraph 3 below. The arrangement provides that if the appeal as described in paragraph 3 below is accepted, then the proceedings to recognize the lawsuit as a class action will proceed. Otherwise, the application to recognize the claim as a class action suit will be dismissed.

(3) On November 8, 1999, the Company received a copy of a claim and request to approve such a claim as a class action on behalf of some institutional investors and others and those who held shares in Elscint (formerly an affiliated company) on September 6, 1999. The allegations raised against Elron and its officers, among others, relate to the period prior to the sale of Elron's holding in EMI. The claimants seek a court order pursuant to which EMI would be compelled to execute the alleged buy-out of Elscint's share at $14 per share or other remedies. On August 17, 2000, the Haifa District Court dismissed the application to recognize the claim as a class action. Some of the claimants applied for and have been granted permission to appeal to the Supreme Court in Israel, which appeal is currently pending. In addition, in February 2001, the claimants submitted a new claim similar to the previous one but not as a class action.

The Company denies all the allegations set forth in the above claims, and based on legal advice received, management is of the opinion that the Company has good defense arguments which, if accepted, will cause dismissal of the above allegations.

Note 17 Shareholders' Equity

A. SHARE CAPITAL

The Company's shares are traded both on the Tel Aviv Stock Exchange and over-the-counter on the Nasdaq National Market in the United States.

B. OPTIONS TO EMPLOYEES

(1) Options to Elron's employees

Elron granted to senior employees options to buy the Company's shares at a price approximately 10%-15% below market price on date of grant. The options vest over a four-year period from date of grant and have a term of ten years. Stock options activity is summarized as follows:

	Numbers of options		
	2001	2000	1999
Balance at beginning of year	158,404	163,404	199,000
Granted	345,871	43,000	58,154
Exercised	(25,000)	(48,000)	(87,750)
Forfeited	(16,250)	-	(6,000)
Balance at end of year	463,025	158,404	163,404

IN THOUSANDS OF U.S. DOLLARS

Note 17 Shareholders' Equity (Cont.)

B. OPTIONS TO EMPLOYEES (CONT.)

The weighted average exercise prices of options granted during 1999, 2000 and 2001 are $21.38, $29.38 and $13.38 per share, respectively.

The weighted average fair value of options granted during 1999, 2000 and 2001 are $9.90, $14.58 and $5.42 per share, respectively.

(2) The following table summarizes information regarding outstanding and exercisable options at December 31, 2001:

	Options outstanding			Options exercisable	
Exercise price	Number outstanding at December 31, 2001	Weight-average remaining contractual life (years)	Weight-average exercise price	Number outstanding at December 31, 2001	Weight-average exercise price
$ 10.38–11.69	215,500	5.98	$ 10.71	4,500	11.29
$ 12.51–13.57	75,756	5.29	$ 13.19	13,000	12.51
$ 18.87–19.05	99,999	5.70	$ 18.97	–	–
$ 21.38	38,770	3.48	$ 21.38	19,385	21.38
$ 29.38	33,000	5.83	$ 29.38	8,250	29.38
	463,025			45,135	

(3) In December 1999, the Company's shareholders' meeting approved a plan whereby the Chairman of the Board and then Chief Executive Officer of the Company will be granted options to purchase up to 58,154 Ordinary shares of the Company (the "1999 grant"). The options are to be granted ratably over a period of three years commencing December 1999 and are exercisable for a period of three years, commencing two years after the date of the grant.

The exercise price of the options granted in December 1999 and December 2000 was $21.38. The exercise price of the options granted in December 2001 was $13.57.

In March 2001, the Company's Shareholders approved a plan whereby the chairman of the board and then Chief Executive Officer of the Company will be granted options to purchase up to 58,000 ordinary shares of the Company (the "2001 grant"). The options are to be granted ratably over a period of 3 years commencing March 2001 and are exercisable for a period of 3 years, commencing two years after the date of the grant.

The exercise price of the options granted in March 2001 was $19.05. The exercise price of the options to be granted in the future will be determined based on the market value of the Company's shares but shall not exceed $19.05 per share.

As of December 31, 2001, the average fair value of the 1999 grant and the 2001 grant was $2.40 and $3.25 per share, respectively. The fair value was calculated using the Black and Scholes option-pricing model. (See section 7 for the assumptions used in the calculation).

IN THOUSANDS OF U.S. DOLLARS

Note 17 Shareholders' Equity (Cont.)

B. OPTIONS TO EMPLOYEES (CONT.)

(3) (Cont.)

Upon exercise of the options, the optionholder will be granted a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The plan is considered to be a variable plan as defined in APB 25. Compensation expense is calculated based on the quoted market price of the Company's stock at the end of each reporting period and is amortized over the vesting period of the options.

Compensation expenses (income) recorded during 2001 amounted to ($155) (2000 – $153, 1999 – $2).

(4) Options to employees of ESI

ESI has adopted an employee stock option plan, pursuant to which, as amended, ESI may grant to employees of ESI and of its affiliated companies stock options to purchase up to 5,270,000 of ESI's common stock. The options vest over a four-year period from date of grant and have a term of ten years. Elron's share in ESI, assuming all outstanding options are exercised, will decrease to approximately 80%.

During 2001, ESI repriced 226,293 options granted in 2000 and 2001 from an average exercise price of $6.08 per share to an average exercise price of $1.50 per share. The options subject to the repricing are considered to be a variable plan as defined in APB 25. Compensation expense is calculated based on the fair value of ESI's shares at the end of each reporting period and is amortized over the remaining vesting period of the options. No compensation expense was recorded in 2001 relating to the repriced options. All references to per share amounts relating to the options subject to the repricing have been restated to reflect the repricing.

ESI's stock options activity is summarized as follows:

	Numbers of options		
	2001	2000	1999
Balance at beginning of year	4,204,490	3,406,928	1,339,378
Granted	1,406,880	1,161,750	2,860,350
Exercised	(91,523)	(100,485)	(112,406)
Forfeited	(1,256,960)	(263,703)	(680,394)
Balance at end of year	4,262,887	4,204,490	3,406,928

The weighted average exercise prices of options granted during 1999, 2000 and 2001, are $0.50, $2.55 and $1.53 per share, respectively.

The weighted average fair value of options granted during 1999, 2000 and 2001, are $0.32, $4.80 and $0.96 per share, respectively.

IN THOUSANDS OF U.S. DOLLARS

Note 17 Shareholders' Equity (Cont.)

B. OPTIONS TO EMPLOYEES (CONT.)

(4) Options to employees of ESI (cont.)

The following table summarizes information about outstanding and exercisable options at December 31, 2001:

Options outstanding			Options exercisable
Exercise price and weighted average exercise price	Number outstanding at December 31, 2001	Weight-average remaining contractual life (years)	Number outstanding at December 31, 2001
$ 0.50*	2,371,309	7.02	1,801,627
$ 1.50	1,889,578	9.09	276,080
$ 2.50	2,000	9.09	-
	4,262,887		2,077,707

* In connection with the transfer of assets and liabilities of the systems and projects division to ETI (see Note 1), 3,257,025 options that were previously granted to employees of ESI and its affiliates were converted into stapled options, or options that provide, upon exercise, an equal number of shares of common stock of ESI and ETI for no additional consideration. Upon the options exercise, ESI and ETI will each receive half of the exercise proceeds.

(5) Options to employees of ETI

ETI has adopted an employee stock option plan, pursuant to which, ETI may grant to employees of ETI and its affiliated companies stock options to purchase up to 4,920,000 shares from which 3,257,025 were reserved for issuance upon the exercise of the stapled options granted under the ESI stock option plan. The options to purchase ETI's shares mainly vest over a four-year period from date of grant and have a term of ten years.

Elron's share in ETI, assuming all outstanding options are exercised, will decrease to 85.7%. Stock options activity is summarized as follows:

	Numbers of options	
	2001	2000
Balance at beginning of year	3,854,238	-
Reserved for stapled options	-	3,257,025
Granted	281,500	877,500
Exercised	(41,446)	(85,131)
Forfeited	(919,483)	(195,156)
Balance at end of year	3,174,809	3,854,238

IN THOUSANDS OF U.S. DOLLARS

Note 17 Shareholders' Equity (Cont.)

B. OPTIONS TO EMPLOYEES (CONT.)

(5) Options to employees of ETI (cont.)

The weighted average exercise price of options granted during 2000 and 2001 is $0.50 per share.

The weighted average fair value of options granted during 2000 and 2001 is $0.32 per share.

The following table summarizes information about outstanding and exercisable options at December 31, 2001:

Options outstanding			Options exercisable
Exercise price and weighted average exercise price	Number outstanding at December 31, 2001	Weight-average remaining contractual life (years)	Number outstanding at December 31, 2001
*	2,371,309	7.02	1,801,627
$ 0.50	803,500	8.65	183,438
	3,174,809		1,985,065

*The balance as of December 31, 2001 of stapled options. See also Note 17B(4).

(6) Total compensation expense recorded in 2001 amounted to $29 (2000 and 1999 – $1,745 and $92, respectively).

(7) If deferred compensation had been determined under the alternative fair value accounting method provided for under SFAS No.123, the Company's net income (loss) and net income (loss) per share would have been changed to the following pro forma amounts:

	Year ended December 31,		
	2001	2000	1999
Net income (loss)			
As reported	(48,350)	30,362	43,353
Pro forma	(49,295)	30,064	43,020
Basic income (loss) per share			
As reported	(2.28)	1.43	2.05
Pro forma	(2.32)	1.42	2.04
Diluted income (loss) per share			
As reported	(2.29)	1.41	2.03
Pro forma	(2.33)	1.40	2.02

Note 17 Shareholders' Equity (Cont.)

B. OPTIONS TO EMPLOYEES (CONT.)

(7) (Cont.)

Under SFAS No.123, the fair value of each Elron option is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants: (1) expected life of the options of 1 to 4 years for the years ended December 31, 1999, 2000 and 2001; (2) dividend yield of 6.39%, 6.95% and 0.00% for the years ended December 31, 1999, 2000 and 2001, respectively; (3) expected volatility of 42%, 64% and 54% for the years ended December 31, 1999, 2000 and 2001, respectively; (4) risk-free interest rate of 6% for the years ended December 31, 1999 and 2000, and 3% for the year ended December 31, 2001.

The fair value of each ESI option grant is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants: (1) expected life of the options of 4 years for the years ended December 31, 1999, 2000 and 2001; (2) no dividend yield; (3) expected volatility of 85% for the years ended December 31, 1999, 2000 and 2001; (4) risk-free interest rate of 5.5%, 5.8% and 3.0% for the years ended December 31, 1999, 2000 and 2001, respectively.

The fair value of each ETI option grant is estimated on the date of grant using the Black and Scholes option-pricing model with the following weighted average assumptions used for grants: (1) expected life of the options of four years for the years ended December 31, 2000 and 2001; (2) no dividend yield; (3) expected volatility of 85% for the years ended December 31, 2000 and 2001; (4) risk-free interest rate of 5.8% and 3% for the years ended December 31, 2000 and 2001, respectively.

Note 18 Earnings Per Share

Earnings per share is computed as follows:

	Year ended December 31,								
	2001			2000			1999		
	Loss	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount	Income	Number of shares (in thousands)	Per share amount
Basic	(48,350)	21,191	$(2.28)	30,362	21,172	$1.43	43,353	21,112	$2.05
Effect of options of investees	(246)	-		(63)			(338)		
Effect of options of Elron	-	-		-	274		-	62	
Diluted	(48,596)	21,191	$(2.29)	30,299	21,446	$1.41	43,015	21,174	$2.03

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share, because inclusion would be antidilutive, were 125,817 for the year ended December 31, 2001.

IN THOUSANDS OF U.S. DOLLARS

Note 19 Net Earnings (Losses) from Equity Investments

	Year ended December 31,		
	2001	2000	1999
Affiliated companies:			
Elbit	(13,138)	17,350	(160)
ESL	9,064	(2,981)	10,487
NetVision	(2,504)	(12,774)	(1,292)
Others	(17,980)	(8,813)	(6,304)
	(24,558)	(7,218)	2,731

Note 20 Gain from Disposal and Changes in Holdings in Affiliated Companies, Net

	Year ended December 31,		
	2001	2000	1999
ESL	2,985	19,133	(319)
EMI	-	103	31,741
Others	194	7,164	1,094
	3,179	26,400	32,516

Deferred tax liability for the year ended December 31, 2001, in the amount of $56 (2000 – $9,504, 1999 – $280) has not been recorded as the Company has a net deductible tax asset in respect of its investments, for which a valuation allowance has been provided.

Note 21 Other Income (Expenses), Net

	Year ended December 31,		
	2001	2000	1999
Gain (loss) from sale and increase (decrease) in market value of:			
ServiceSoft shares [1] [6]	-	6,831	-
Broadbase shares [2]	(3,952)	(570)	-
Kana shares [3] [6]	(691)	-	-
Zoran shares and options [4] [5] [6]	954	34,281	19,913
Income (loss) from other investments, net [5] [6]	(1,196)	3,054	8,298
Other expenses	(220)	(138)	-
	(5,105)	43,458	28,211

IN THOUSANDS OF U.S. DOLLARS

Note 21 Other Income (Expenses), Net (Cont.)

(1) In December 2000, Servicesoft Inc., in which Elron held approximately 3.3% on a fully diluted basis, was acquired by Broadbase Software Inc. ("Broadbase") in a share exchange transaction. As a result, Elron received 1,159,022 shares of Broadbase with a fair market value on that date of approximately $7,833, resulting in a gain of $6,831.

(2) In June 2001, Broadbase was acquired by Kana Software Inc. ("Kana") in a share exchange transaction. As a result Elron received approximately 1 million shares of Kana.

(3) In the last quarter of 2001, the Company sold Kana shares held by it.

(4) During 2000, 611,566 shares of Zoran were sold for a total consideration of approximately $27,000. The gain of approximately $34,281 consists of gain on the sale of the shares, changes in the market value of Zoran's shares, gains arising from transfer to trading securities account in the amount of $24,121, and changes in the intrinsic value and time value of Zoran's options. During 2000, as part of the Company's policy to limit its exposure to market risks, Elron hedged the price of most of its Zoran shares by the purchase of put options and by selling call options, in a strike price range of $35.00 to $53.00 for periods ended September and December 2000 and February 2001. The hedged shares were transferred to the trading securities account.

During the first quarter of 2001, the Company sold all of the 252,399 remaining shares of Zoran, out of which 188,400 were hedged, in consideration for approximately $10,600, resulting in a gain of approximately $954.

(5) Including gains from sale of available-for-sale securities in the amount of $26,296, $17,025, and $1,055 in the years ended December 31, 1999, 2000, and 2001, respectively.

(6) Including unrealized gains (losses) from trading securities held at the end of the year in the amount of $1,858, ($1,975), and ($11) in the years ended December 31, 1999, 2000, and 2001, respectively.

Note 22 Retirement Compensation

On December 14, 1999, the Company's shareholders approved a retirement benefit of $5,000 and an option to purchase from the Company 2% of its holdings in ESI for $0.50 per share, to the former Chairman of the Board of Directors and President, Uzia Galil, who retired after 38 years.

The option was immediately exercisable and will expire on the earlier of five years or upon ESI's initial public offering. The option is accounted for under the provisions of APB 25. No compensation expense was recorded since at the grant date the exercise price equaled the fair value of ESI's ordinary shares.

In connection with the transfer of assets and liabilities of the systems and projects division to ETI, this option provides, upon exercise, an equal number of shares of common stock of ESI and ETI for no additional consideration.
In 2001, ESI and ETI have implemented restructuring programs in order to focus their operations on core areas of

IN THOUSANDS OF U.S. DOLLARS

Note 23 Restructuring Charges

their business and to reduce expenses and improve efficiency. These restructuring programs mainly include workforce reductions and consolidation of excess facilities.

As a result of these restructuring plans the companies recorded restructuring charges of $2,203. These charges include employee termination costs of $739. As of December 31, 2001, approximately 40 employees of ESI, mainly in the sales and marketing division, and 77 employees of ETI, mainly in the telecom activity and in its headquarters, were terminated. All these termination expenses were paid as of December 31, 2001. Facilities-related expenses amounted to $1,288, which included termination costs of facility lease contracts of ETI, and write-offs of leasehold improvements with respect to facilities of ESI and ETI, which were vacated as a result of the consolidation of excess facilities.

Components of the restructuring charge for the year ended December 31, 2001, amounts paid during the period, and remaining accrued liability as of December 31, 2001, are as follows:

	Restructuring charge	Utilized	Accrued liability
Employee terminations	739	(739)	–
Other exit costs	1,464	(690)	774
	2,203	(1,429)	774

Note 24 Related Party Transactions

A. RELATED PARTY RECEIVABLE BALANCES:

	December 31, 2001	December 31, 2000
MediaGate	220	–
DEP	–	183
DIC	97	–
ESL	2,350	1,326
Others	38	9
	2,705	1,518

IN THOUSANDS OF U.S. DOLLARS

Note 24 Related Party Transactions (Cont.)

B. INCOME AND EXPENSES FROM AFFILIATED COMPANIES:

	Year ended December 31,		
	2001	2000	1999
Income:			
Revenue	3,347	2,345	3,388
Interest and commission for guarantees	126	31	15
Participation in Directors' remuneration	28	18	30
Participation in expenses	724	194	-
Costs and Expenses:			
Participation in expenses	33	287	309
Cost of revenue	728	–	–

C. One-time retirement compensation expenses – see Note 22. Option to the Chairman of the Board – see Note 17.

D. In March 2001, the shareholders of the Company approved the grant of option to its Chairman of the Board to acquire up to 1.5% of any investments made by the Company after January 1, 2000, and an option to acquire up to 0.75% of any investments in private companies held by Elron prior to January 1, 2000. These investments of Elron may be directly or indirectly held through DEP or RDC Rafael Development Corporation Ltd. (held 48% by DEP) on the same terms and prices paid by Elron. The option shall be exercisable for a period of three years from the date of Elron's investment.

E. During 2001, the Board of Directors approved the grant of options to certain officers of the Company to acquire 1% to 2% of Elron's investments in certain private companies. The options are exercisable at the weighted average price of investments of Elron. The options vest ratably over a three year period and are exercisable for an additional three years.

Note 25 Business Segments

A. The Company operates through its subsidiaries, ESI and ETI, in two business segments: the Internet product segment and the system and projects segment. A third business segment is the holdings in affiliated and other companies engaged in various fields of advanced technology and the corporate operation.

The operations of the Internet product segment include development and marketing of network management software products, which enable organizations to manage access to the Internet network and to control incoming and outgoing Internet content.

The operation of the system and project segment includes development and supply of software solutions for the management of large and complex communication and Internet networks.

The third segment includes holdings in various companies that operate in communication, software, defense industry, medical devices, semiconductors and others, and the corporate operations.

IN THOUSANDS OF U.S. DOLLARS

Note 25 Business Segments (Cont.)

B. SEGMENT INFORMATION IS AS FOLLOWS:

	Internet products	System and projects	Holdings (including corporate headquarters)	Adjustments	Total
2001					
Net revenues	9,077	23,782	–	–	32,859
Other expenses, net	–	(218)	(4,887)	–	(5,105)
Company's equity in net losses of affiliated companies	–	–	(24,558)	–	(24,558)
Gain from changes in holdings in related companies, net	–	–	3,179	–	3,179
Finance income	–	796	4,870	(451)	5,215
Finance expense	(458)	(3,628)	(329)	451	(3,964)
Income taxes	(38)	(798)	3,783	–	2,947
Net loss	(11,188)	(15,302)	(21,860)	–	(48,350)
Depreciation and amortization	(2,151)	(3,985)	(226)	–	(6,362)
Total assets	7,801	32,060	310,652	(11,489)	339,024
Capital expenditures	18	402	20,496	–	20,916
2000					
Net revenues	12,144	27,223	–	(205)	39,162
Other income	–	–	43,458	–	43,458
Company's equity in net losses of affiliated companies	–	–	(7,218)	–	(7,218)
Gain from changes in holdings in related companies, net	–	–	26,400	–	26,400
Finance income	70	–	7,591	(652)	7,009
Finance expense	(698)	(4,411)	(146)	652	(4,603)
Income taxes	(18)	(20)	(8,041)	–	(8,079)
Net income (loss)	(11,702)	(15,998)	58,062	–	30,362
Depreciation and amortization	(1,310)	(3,675)	(137)	–	(5,122)
Total assets	12,005	40,108	324,874	(6,642)	370,345
Capital expenditures	1,391	16,347	32,311	(13,702)	36,347

IN THOUSANDS OF U.S. DOLLARS

Note 25 Business Segments (Cont.)

B. SEGMENT INFORMATION IS AS FOLLOWS (CONT.)

	Internet products	System and projects	Holdings (including corporate headquarters)	Adjustments	Total
1999					
Net revenues	12,112	27,873	–	(122)	39,863
Other income	–	20	28,191	–	28,211
Company's equity in net earning of affiliated companies	–	–	2,731	–	2,731
Gain from changes in holdings in related companies	–	–	32,516	–	32,516
Finance income	–	279	8,112	(571)	7,820
Finance expense	(700)	(3,016)	(542)	571	(3,687)
Income taxes	–	(576)	(11,597)	–	(12,173)
Net income (loss)	(4,707)	(1,924)	49,984	–	43,353
Depreciation and amortization	(1,322)	(3,064)	(117)	–	(4,503)

C. REVENUE DATA ACCORDING TO GEOGRAPHICAL DESTINATION IS AS FOLLOWS:

	Year ended December 31, 2001	2000	1999
Israel	21,736	20,581	21,470
Abroad (mainly U.S.A.)	11,123	18,581	18,393
	32,859	39,162	39,863

D. In 2001 and 2000, revenues from one customer in the systems and project segment are approximately 14% and 10%, respectively, of total consolidated revenues of the Company.

E. Majority of the long-lived assets is located in Israel.

IN THOUSANDS OF U.S. DOLLARS

Note 26 Reconciliation to Israeli GAAP

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles applicable in the U.S. ("U.S. GAAP"). Had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Israel ("Israeli GAAP"), the effects on the financial statements would have been as follows:

A. EFFECT ON THE STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001:

	As reported	Adjustments	As per Israeli GAAP
Net loss	(48,350)	1,835	(46,515)
Basic net loss per share	(2.28)	0.08	(2.20)
Diluted net loss per share	(2.29)	0.08	(2.21)

EFFECT ON THE STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2000:

	As reported	Adjustments	As per Israeli GAAP
Net income	30,362	(9,446)	20,916
Basic net income per share	1.43	(0.45)	0.98
Diluted net income per share	1.41	(0.44)	0.97

EFFECT ON THE STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1999:

	As reported	Adjustments	As per Israeli GAAP
Net income	43,353	(2,786)	40,567
Basic net income per share	2.05	(0.13)	1.92
Diluted net income per share	2.03	(0.13)	1.90

IN THOUSANDS OF U.S. DOLLARS

Note 26 Reconciliation To Israeli GAAP (Cont.)

B. EFFECT ON THE BALANCE SHEET:

As of December 31, 2001

	As reported	Adjustments	As per Israeli GAAP
Other investments	27,484	(12,333)[1]	15,150
Investment in affiliated companies	155,967	(41,240)[1]	101,791
		(1,924)[2]	
		(8,942)[4]	
		(2,070)[5]	
Total assets	339,024	(66,509)	272,515
Deferred taxes	3,254	(3,496)[1]	(242)
Retained earnings	26,751	(1,455)[2]	16,354
		(8,942)[4]	
Total equity	248,172	(63,013)	185,159

As of December 31, 2000

	As reported	Adjustments	As per Israeli GAAP
Other investments	16,186	(1,420)[1]	14,766
Investment in affiliated companies	175,399	(34,643)[1]	128,362
		(2,878)[2]	
		(9,516)[4]	
Total assets	370,345	(49,162)	321,183
Deferred taxes	909	(705)[1]	204
Retained earnings	75,101	(2,716)[2]	62,869
		(9,516)[4]	
Total equity	280,043	(49,162)	230,881

Note 26 Reconciliation To Israeli GAAP (Cont.)

B. EFFECT ON BALANCE SHEET (CONT.)

(1) Pursuant to SFAS 115, marketable securities which are available-for-sale are presented on the basis of their market value and changes in such value should be charged (or credited) to other comprehensive income. According to Israeli GAAP, non-current investments in marketable securities are presented at cost.

(2) In 1999, Elbit sold all its rights in real estate in Haifa to Elbit Systems in consideration for $16,000. In accordance with Israeli GAAP, the gain on sale of real estate, as presented by Elbit, in the amount of $10,000, should be credited to capital surplus in shareholders' equity due to the significant influence of Elron in Elbit and Elbit Systems. Under U.S. GAAP, the gain is recognized in the statement of operations.

(3) According to U.S. GAAP, dividends are recorded in the period in which they are declared. According to Israeli GAAP, dividends are recorded in the financial statements of the period to which they relate.

(4) According to U.S. GAAP, the merger of ESL and El-Op as described in Note 7D (1) is accounted by the purchase method in ESL's financial statements and accordingly a gain from the decrease in holding in ESL was recorded in Elron's financial statements. According to accepted practice in Israel, the merger between ESL and El-Op, from the perspective of Elron, is considered a non-monetary exchange of similar assets and accordingly should be recorded at book value, with no gain recognized.

(5) According to U.S. GAAP, the gain arising from the initial public offering of Given is accounted for as an equity transaction, as Given was a development stage company at the time. According to Israeli GAAP, this gain is recognized in the statement of operations over three years from date of issuance.

IN THOUSANDS OF U.S. DOLLARS

Details relating to major investments in the consolidated balance sheet as of December

	% Interest[1]	Carrying value of the investment December 31, 2001	Market value of the marketable shares as of: December 31, 2001	Market value of the marketable shares as of: March 22, 2002
Publicly traded				
Elbit Systems Ltd. (Nasdq: ESLT)	21%	80,885	151,616	150,796
Elbit Ltd. (Nasdq: ELBT)	44%	60,956	60,650	50,256
Given Imaging (Nasdq: GIVN)[2]	7%	15,896	32,681	19,763
NetManage (Nasdq: NETM)		695	695	Sold
ArelNet (TASE: ARNT)		81	81	Sold
Privately held				
Elron Software Inc.	95%	(45,699)	-	-
Elron Telesoft Inc.	99%	(10,816)	-	-
DEP	33%	3,328	-	-
NetVision	46%	1,398	-	-
MediaGate	29%	2,052	-	-
Wavion	45%	722	-	-
Kidum IT (KIT)	29%	2,757	-	-
Chip Express	34%	2,985	-	-
Pulsicom Technology	17%	883	-	-
Gemini Israel Fund	5%	421	-	-
Oren Semiconductors	17%	5,524	-	-
Galil Medical[3]	4%	1,415	-	-
3DV Systems[4]	2%	386	-	-
Witcom[5]	8%	2,283	-	-

(1) Direct holding only
(2) RDC holds 27%
(3) RDC holds 32%
(4) RDC holds 46%
(5) RDC holds 26%

Corporate Directory

Corporate Headquarters
Elron Electronic Industries Ltd.
3 Azrieli Center
The Triangle Building, 42nd floor
Tel Aviv 67023 Israel
Tel. +972 3-607-5555
Fax. +972 3-607-5556
Web site: www.elron.com
E-mail: elron@elron.net

U.S. office
Elron Software Inc.
7 New England Executive Park
Burlington, MA 01803-0977
Tel. +1 781-993-6000
Fax. +1 781-993-6001

Transfer Agent and Registrar
The American Stock Transfer & Trust Company is the Transfer Agent and Registrar for the Company's common stock and maintains shareholder accounting records. Contact the Transfer Agent regarding questions pertaining to change of address and account names. Shareholders who receive multiple copies of the Company's reports can avoid inconvenience and save the Company the expense of multiple mailings by consolidating their accounts. Redundant mailings to a single household, where accounts exist in more than one name, may also be eliminated. In their correspondence, the shareholders should state the exact name(s) in which the stock is registered, the certificate number(s), as well as old and new information pertaining to the account.

Contact:
American Stock Transfer & Trust Company
40 Wall Street
New York, NY 10005
Tel. +1 718-921-8275

Stock Listing
Elron's common stock is traded on the Tel Aviv Stock Exchange and on the Nasdaq National Market under the symbol ELRN.

Board of Directors
Ami Erel, Chairman
Avraham Asheri
Dr. Chen Barir
Michael F. Kaufmann
Ziv Leitman
Prof. Ilan Meshoulam
Itzhak Ravid
Lenny Recanati
Prof. Daniel Sipper

Officers
Doron Birger, President
Tal Raz, CFO (as of May 2002)
Moshe Fourier, CTO and Vice President
Michael Guter, Vice President
Shmuel Kidron, Vice President
Paul Weinberg, General Counsel & Corporate Secretary

Independent Auditors
Luboshitz Kasierer
(Member firm of Arthur andersen)

Legal Counsel
Prof. Joseph Gross Hodak & Co. Advocates, Tel Aviv
Brobeck Phleger & Harrison, New York

40 years

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ELRON ELECTRONIC INDUSTRIES LTD.

40 years

ELRON ELECTRONIC INDUSTRIES LTD.

The Triangle Building, 42nd Floor

3 Azrieli Center, Tel Aviv 67023, Israel

Tel. +972-3-607-5555, Fax. +972-3-607-5556

E-mail: elron@elron.net